Exhibit 99.1

1st Quarter 2010 • Report to Shareholders • Three months ended January 31, 2010
TD Bank Financial Group Reports First Quarter 2010 Results

The financial information in this document is reported in Canadian dollars, and is based on our unaudited Interim Consolidated Financial Statements and related notes prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise noted.

FIRST QUARTER FINANCIAL HIGHLIGHTS, compared with the first quarter a year ago:
•	Reported diluted earnings per share were $1.44, compared with $0.75.
•	Adjusted diluted earnings per share were $1.60, compared with $1.27.
•	Reported net income was $1,297 million, compared with $653 million.
•	Adjusted net income was $1,430 million, compared with $1,090 million.

Adjusted measures are non-GAAP. Refer to the “How the Bank Reports” section of the Management’s Discussion and Analysis for an explanation of reported and adjusted results.
Certain comparative amounts have been reclassified to conform to the current period’s presentation.
Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments as described in Note 1 to the Interim Consolidated Financial Statements.

FIRST QUARTER ADJUSTMENTS (ITEMS OF NOTE)
The first quarter reported earnings figures included the following items of note:
•	Amortization of intangibles of $112 million after tax (13 cents per share), compared with $127 million after tax (14 cents per share) in the first quarter last year.
•
A gain of $4 million after tax due to the change in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio, compared with a loss of $200 million after tax (24 cents per share) in the first quarter last year.

•
Restructuring and integration charges of $46 million after tax (5 cents per share) relating to the acquisition of Commerce, compared with $67 million after tax (8 cents per share) in the first quarter last year.

•
A loss of $7 million after tax (1 cent per share) due to the change in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses (PCL), compared with a gain of $12 million after tax (1 cent per share) in the first quarter last year.

•	A positive impact of $11 million after tax (1 cent per share) resulting from scheduled changes in the statutory income tax rate on net future income tax liability.
•	Release of provision for insurance claims of $17 million after tax (2 cents per share) arising from a favourable Supreme Court ruling on a court decision in Alberta.

TORONTO, March 4, 2010 - TD Bank Financial Group (TDBFG) today announced its financial results for the first quarter ended January 31, 2010. Overall results for the quarter reflected very strong earnings at TDBFG’s retail business in Canada and in Wholesale Banking, as well as a solid performance from the U.S. banking business.
“Our year is off to a great start after an excellent first quarter that featured record revenue of more than $5 billion, stable levels of loan losses and good expense management. These results display the earnings power of our Canadian retail business,” said Ed Clark, President and Chief Executive Officer, TDBFG. “Wholesale Banking also had an impressive quarter and our U.S. operations continue to perform despite a challenging economic environment.”

TD BANK FINANCIAL GROUP - FIRST QUARTER 2010 REPORT TO SHAREHOLDERS	Page 2

Canadian Personal and Commercial Banking
Canadian Personal and Commercial Banking posted record earnings of $720 million in the first quarter, up 23% from the same period last year, as double-digit revenue growth more than offset an increase in PCL. TD Canada Trust (TDCT) reported strong volumes across most products, particularly in real-estate secured lending and in personal and business deposits.
“The record performance at TDCT shows that this incredibly resilient franchise is thriving despite the headwinds that continue to linger in the economy. Provision for credit losses was stable when compared to the prior quarter. Business banking provisions remained low and we are seeing signs that losses may be close to peaking in personal banking,” Clark said. “Along with TDCT’s excellent financial results, our customer satisfaction measures also hit a record in the quarter, illustrating our ongoing commitment to delivering the best possible customer experience.”

Wealth Management
Global Wealth net income, which excludes TDBFG’s reported investment in TD Ameritrade, was $101 million in the quarter, up 35% compared with the first quarter of last year, driven by higher client assets, solid fund sales and higher trading volumes in the online brokerage business. TD Ameritrade contributed $43 million in earnings to the segment, down 44% from the same period last year, due to lower earnings and a stronger Canadian dollar.
“The rebound in equity markets and solid sales of long-term mutual funds helped us continue to grow assets in the quarter in Global Wealth, coupled with a good level of transaction activity,” Clark said. “We plan to build on this momentum and to continue investing in technology and growing our product offering. Our outlook for Wealth Management remains cautiously optimistic despite some lingering market and investor uncertainty.”

U.S. Personal and Commercial Banking
U.S. Personal and Commercial Banking generated US$172 million in reported net income in the quarter. On an adjusted basis, the segment earned US$216 million in the quarter, up 5% from the first quarter of last year. Revenue increased 10% from the same period a year ago, driven partly by a combined deposit fee structure introduced in connection with the Commerce conversion. These fees are expected to decline over the balance of the year. PCL remained relatively flat from the first quarter of last year, at US$191 million. Personal loan and deposit growth was strong, while commercial volumes were maintained despite declining market volumes in the U.S.
“TD Bank, America’s Most Convenient Bank, had a solid quarter despite a weak U.S. economy that points to continuing elevated credit losses and lower margins this year.” said Clark. “Our legendary service, longer hours and unmatched convenience are helping us grow organically. We remain confident our business model is working and positioning us well for profitable growth as the U.S. economy gradually improves.”

Wholesale Banking
Wholesale Banking reported very strong net income for the quarter of $372 million, up 40% from the same period last year. The segment delivered superior returns across a number of businesses, including stronger credit trading and lending revenue. The segment was also able to exit or amend a number of transactions profitably during the quarter, which contributed to higher earnings.
“The performance of our wholesale bank continues to be impressive as capital markets activity picks up and credit spreads tighten, again validating our franchise model and our disciplined approach to risk,” Clark said. “During the quarter, we were also able to exit certain non-core positions under favourable market conditions, which helped our results. In 2010, we plan to focus on expanding our North American fixed income and foreign exchange businesses and cementing our position as a top-tier integrated domestic investment dealer.”

Conclusion
“Overall, we feel great about our results and the momentum we have going into this year. The strategy of focusing on our lower-risk, growing retail businesses and our prudent approach to risk management give us confidence that 2010 will be a solid year, despite a still-recovering economy,” Clark said. “Economic weakness remains a challenge going forward, as does the regulatory uncertainty in the U.S. However, our capital levels remain robust and position us to emerge even stronger when the economic recovery is complete.”

The foregoing contains forward-looking statements. Please see the “Caution Regarding Forward-Looking Statements” on page 3.

TD BANK FINANCIAL GROUP - FIRST QUARTER 2010 REPORT TO SHAREHOLDERS	Page 3

CONTENTS

1	FIRST QUARTER FINANCIAL HIGHLIGHTS and	30	Accounting Policies and Estimates
	ADJUSTMENTS (ITEMS OF NOTE)	30	Changes in Internal Control over Financial Reporting

	MANAGEMENT’S DISCUSSION AND ANALYSIS		INTERIM CONSOLIDATED FINANCIAL STATEMENTS

4	Financial Highlights	31	Interim Consolidated Balance Sheet
5	How We Performed	32	Interim Consolidated Statement of Income
8	Financial Results Overview	33	Interim Consolidated Statement of Changes in Shareholders’ Equity
11	How Our Businesses Performed	33	Interim Consolidated Statement of Comprehensive Income
19	Balance Sheet Review	34	Interim Consolidated Statement of Cash Flows
20	Credit Portfolio Quality	35	Notes to Interim Consolidated Financial Statements
22	Capital Position
22	Managing Risk	49	SHAREHOLDER AND INVESTOR INFORMATION
26	Off-Balance Sheet Arrangements
29	Quarterly Results

Caution Regarding Forward-Looking Statements

From time to time, the Bank makes written and oral forward-looking statements, including in this document, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, among others, statements made in this report in the “Business Outlook” section for each segment, in the “Performance Summary” and in other statements regarding the Bank’s objectives and priorities for 2010 and beyond and strategies to achieve them, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may” and “could”.
By their very nature, these statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the current financial, economic, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange and interest rate), liquidity, operational, reputational, insurance, strategic, regulatory, legal and other risks, all of which are discussed in the Management’s Discussion and Analysis (MD&A) in the Bank’s 2009 Annual Report.  Additional risk factors include changes to and new interpretations of risk-based capital guidelines and reporting instructions; increased funding costs for credit due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information; and the use of new technologies in unprecedented ways to defraud the Bank or its customers and the organized efforts of increasingly sophisticated parties who direct their attempts to defraud the Bank or its customers through many channels. We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please see the Risk Factors and Management section of the MD&A, starting on page 65 of the Bank’s 2009 Annual Report. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and undue reliance should not be placed on the Bank’s forward-looking statements.
Material economic assumptions underlying the forward-looking statements contained in this document are set out in the Bank’s 2009 Annual Report under the heading “Economic Summary and Outlook”, as updated in this report; and for each of the business segments, under the headings “Business Outlook and Focus for 2010”, as updated in this report under the headings “Business Outlook”.
Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK FINANCIAL GROUP - FIRST QUARTER 2010 REPORT TO SHAREHOLDERS	Page 4

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING PERFORMANCE

This Management’s Discussion and Analysis (MD&A) is presented to enable readers to assess material changes in the financial condition and operating results of TD Bank Financial Group (TDBFG or the Bank) for the three months ended January 31, 2010, compared with the three months ended October 31, 2009 and January 31, 2009. This MD&A should be read in conjunction with the Bank’s unaudited Interim Consolidated Financial Statements and related Notes included in this Report to Shareholders and with our 2009 Annual Report. This MD&A is dated March 3, 2010. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank’s Annual or Interim Consolidated Financial Statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period. Additional information relating to the Bank is available on the Bank’s website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at http://www.sec.gov (EDGAR filers section).

FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except as noted)	For the three months ended
	Jan. 31, 2010	Oct. 31, 2009	Jan. 31, 20091,2
Results of operations
Total revenue	$5,037	$4,718	$4,150
Provision for credit losses	517	521	630
Non-interest expenses	2,981	3,095	3,020
Net income - reported3	1,297	1,010	653
Net income - adjusted3	1,430	1,307	1,090
Economic profit4	367	262	82
Return on common equity - reported	14.0%	11.0%	7.2%
Return on invested capital4	13.6%	12.6%	10.8%
Financial position
Total assets	$567,454	$557,219	$586,402
Total risk-weighted assets	190,644	189,585	211,098
Total shareholders’ equity	39,474	38,720	39,087
Financial ratios
Efficiency ratio - reported	59.2%	65.6%	72.8%
Efficiency ratio - adjusted	55.1%	58.4%	61.6%
Tier 1 capital to risk-weighted assets	11.5%	11.3%	10.1%
Provision for credit losses as a % of net average loans	0.79%	0.79%	1.00%
Common share information - reported (Canadian dollars)
Per share
Basic earnings	$1.45	$1.12	$0.75
Diluted earnings	1.44	1.12	0.75
Dividends	0.61	0.61	0.61
Book value	41.86	41.13	42.79
Closing share price	63.00	61.68	39.80
Shares outstanding (millions)
Average basic	859.3	855.6	832.6
Average diluted	864.2	861.1	834.2
End of period	862.0	858.8	848.7
Market capitalization (billions of Canadian dollars)	$54.3	$53.0	$33.8
Dividend yield	3.8%	3.7%	5.0%
Dividend payout ratio	42.0%	54.3%	82.7%
Price to earnings ratio	15.1	17.8	9.3
Common share information - adjusted (Canadian dollars)
Per share earnings
Basic	$1.61	$1.47	$1.28
Diluted	1.60	1.46	1.27
Dividend payout ratio	37.9%	41.5%	48.6%
Price to earnings ratio	11.1	11.6	8.4
1
As explained in the “How the Bank Reports” section, effective the second quarter ended April 30, 2009, the reporting periods of U.S. entities are aligned with the reporting period of the Bank. Prior to April 30, 2009, the reporting period of TD Bank, N.A. was included in the Bank’s financial statements on a one month lag.

2
Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments as described in Note 1 to the Interim Consolidated Financial Statements.

3	Adjusted and reported results are explained in the “How the Bank Reports” section, which includes reconciliation between reported and adjusted results.
4	Economic profit and return on invested capital are non-GAAP financial measures and are explained in the “Economic Profit and Return on Invested Capital” section.

TD BANK FINANCIAL GROUP - FIRST QUARTER 2010 REPORT TO SHAREHOLDERS	Page 5

HOW WE PERFORMED

Corporate Overview
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group (TDBFG or the Bank). TDBFG is the sixth largest bank in North America by branches and serves more than 18 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking, including TD Bank, America's Most Convenient Bank; and Wholesale Banking, including TD Securities. TDBFG also ranks among the world's leading online financial services firms, with more than 6 million online customers. TDBFG had $567 billion in assets on January 31, 2010. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

How the Bank Reports
The Bank prepares its Interim Consolidated Financial Statements in accordance with GAAP and refers to results prepared in accordance with GAAP as “reported” results. The Bank also utilizes non-GAAP financial measures to arrive at “adjusted” results to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank removes “items of note”, net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. The items of note are listed in the table on the following page. As explained, adjusted results are different from reported results determined in accordance with GAAP. Adjusted results, items of note, and related terms used in this document are not defined terms under GAAP and, therefore, may not be comparable to similar terms used by other issuers.
Effective April 30, 2009, the reporting periods of TD Bank, N.A., which includes TD Banknorth and Commerce, were aligned with the reporting period of the Bank to eliminate the one month lag in financial reporting. Prior to April 30, 2009, the reporting period of TD Bank, N.A. was included in the Bank’s financial statements on a one month lag. In accordance with the CICA Handbook Section 1506, Accounting Changes, this alignment is considered a change in accounting policy. The Bank has assessed that the impact to prior periods is not material and therefore, an adjustment was made to opening retained earnings of the second quarter of 2009, to align the reporting period of TD Bank, N.A. to that of the Bank’s reporting period.

The following table provides the operating results - reported for the Bank.

Operating Results - Reported
(millions of Canadian dollars)	For the three months ended
	Jan. 31, 2010	Oct. 31, 2009	Jan. 31, 20091
Net interest income	$2,849	$2,825	$2,728
Non-interest income	2,188	1,893	1,422
Total revenue	5,037	4,718	4,150
Provision for credit losses	517	521	630
Non-interest expenses	2,981	3,095	3,020
Income before income taxes, non-controlling interests in subsidiaries, and equity in net income of an associated company	1,539	1,102	500
Provision for (recovery of) income taxes	270	132	(92)
Non-controlling interests in subsidiaries, net of income taxes	27	27	28
Equity in net income of an associated company, net of income taxes	55	67	89
Net income - reported	1,297	1,010	653
Preferred dividends	49	48	29
Net income available to common shareholders - reported	$1,248	$962	$624
1
Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1 to the Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP - FIRST QUARTER 2010 REPORT TO SHAREHOLDERS	Page 6

The following table provides a reconciliation between the Bank’s adjusted and reported results.

Non-GAAP Financial Measures - Reconciliation of Adjusted to Reported Net Income
Operating results - adjusted	For the three months ended
(millions of Canadian dollars)	Jan. 31, 2010	Oct. 31, 2009	Jan. 31, 2009
Net interest income	$2,849	$2,825	$2,728
Non-interest income1	2,162	1,984	1,722
Total revenue	5,011	4,809	4,450
Provision for credit losses2	517	521	550
Non-interest expenses3	2,761	2,807	2,741
Income before income taxes, non-controlling interests in subsidiaries, and equity in net income of an associated company	1,733	1,481	1,159
Provision for (recovery of) income taxes4	348	231	145
Non-controlling interests in subsidiaries, net of income taxes	27	27	28
Equity in net income of an associated company, net of income taxes5	72	84	104
Net income - adjusted	1,430	1,307	1,090
Preferred dividends	49	48	29
Net income available to common shareholders - adjusted	1,381	1,259	1,061
Adjustments for items of note, net of income taxes:
Amortization of intangibles6	(112)	(116)	(127)
Increase (decrease) in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio7	4	(73)	(200)
Restructuring and integration charges relating to the Commerce acquisition8	(46)	(89)	(67)
Increase (decrease) in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses9	(7)	(19)	12
Recovery of (provision for) income taxes due to changes in statutory income tax rates 10	11	-	-
Release of (provision for) insurance claims11	17	-	-
General allowance increase in Canadian Personal and Commercial Banking and Wholesale Banking12	-	-	(55)
Total adjustments for items of note	(133)	(297)	(437)
Net income available to common shareholders - reported	$1,248	$962	$624
1
Adjusted non-interest income excludes the following items of note: first quarter 2010 - $11 million loss due to change in fair value of credit default swaps (CDS) hedging the corporate loan book, as explained in footnote 9; $12 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale (AFS) debt securities portfolio, as explained in footnote 7; $25 million recovery of insurance claims, as explained in footnote 11; fourth quarter 2009 - $30 million loss due to change in fair value of CDS hedging the corporate loan book; $61 million loss due to change in fair value of derivatives hedging the reclassified AFS debt securities portfolio; first quarter 2009 - $13 million gain due to change in fair value of CDS hedging the corporate loan book; $313 million loss due to change in fair value of derivatives hedging the reclassified AFS debt securities portfolio.

2
Adjusted provision for credit losses (PCL) excludes the following items of note: first quarter 2009 - $80 million increase in general allowance for credit losses in Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking.

3
Adjusted non-interest expenses excludes the following items of note: first quarter 2010 - $149 million amortization of intangibles, as explained in footnote 6; $71 million restructuring and integration charges related to the Commerce acquisition, as explained in footnote 8; fourth quarter 2009 - $151 million amortization of intangibles; $137 million restructuring and integration charges related to the Commerce acquisition; first quarter 2009 - $173 million amortization of intangibles; $106 million restructuring and integration charges related to the Commerce acquisition.

4	For reconciliation between reported and adjusted provision for income taxes, see the ‘Reconciliation of non-GAAP provision for (recovery of) income taxes’ table in the “Taxes” section.
5
Adjusted equity in net income of an associated company excludes the following items of note: first quarter 2010 - $17 million amortization of intangibles, as explained in footnote 6; fourth quarter 2009 - $17 million amortization of intangibles; first quarter 2009 - $15 million amortization of intangibles.

6
Amortization of intangibles primarily relates to the Canada Trust acquisition in 2000, the TD Banknorth acquisition in 2005 and its privatization in 2007, the Commerce acquisition in 2008, the acquisitions by TD Banknorth of Hudson United Bancorp (Hudson) in 2006 and Interchange Financial Services (Interchange) in 2007, and the amortization of intangibles included in equity in net income of TD Ameritrade.

7
Effective August 1, 2008, as a result of recent deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. The Bank no longer intends to actively trade in these debt securities. Accordingly, the Bank reclassified certain debt securities from trading to the available-for-sale category in accordance with the Amendments to CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement. As part of the Bank’s trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. This includes foreign exchange translation exposure related to the debt securities portfolio and the derivatives hedging it. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.

8
As a result of the acquisition of Commerce and related restructuring and integration initiatives undertaken, the Bank incurred restructuring and integration charges. Restructuring charges consisted of employee severance costs, the costs of amending certain executive employment and award agreements, contract termination fees, and the write-down of long-lived assets due to impairment. Integration charges consisted of costs related to employee retention, external professional consulting charges, and marketing (including customer communication and rebranding). Including the current quarter, US$550 million in total has been disclosed as the item of note for restructuring and integration charges related to the acquisition of Commerce and related initiatives in the relevant quarters. U.S. Personal and Commercial Banking has elected not to include any further Commerce-related restructuring and integration charges in this item of note as the efforts in these areas wind down and in light of the fact that the restructuring and integration is substantially complete. US$14 million of non-interest expenses this quarter relating to residual restructuring and integration is not included in the amount of the item of note this quarter.

9
The Bank purchases CDS to hedge the credit risk in Wholesale Banking's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment. Adjusted earnings exclude the gains and losses on the CDS in excess of the accrued cost. When a credit event occurs in the corporate loan book that has an associated CDS hedge, the PCL related to the portion that was hedged via the CDS is netted against this item of note.

10	This represents the impact of scheduled changes in the income tax statutory rate on net future income tax balances.
11
The Bank accrued an additional actuarial liability in its insurance subsidiary operations for potential losses in the first quarter of 2008 related to a court decision in Alberta. The Alberta government's legislation effectively capping minor injury insurance claims was challenged and held to be unconstitutional. In Q3 2009, the government of Alberta won its appeal of the decision. The plaintiffs sought leave to appeal the decision to the Supreme Court of Canada and in Q1 2010, the Supreme Court of Canada denied the plaintiffs’ application to seek leave to appeal. As result of this favourable outcome, the Bank released its provision related to the minor injury cap litigation in Alberta. The provision for the case in the Atlantic provinces remains as the ultimate outcome is not yet determinable.

12
Effective November 1, 2009, TD Financing Services (formerly VFC Inc.) aligned their loan loss methodology with that used for all other Canadian Personal and Commercial Banking retail loans; any general provisions resulting from the revised methodology are included.

TD BANK FINANCIAL GROUP - FIRST QUARTER 2010 REPORT TO SHAREHOLDERS	Page 7

Reconciliation of Reported Earnings per Share (EPS) to Adjusted EPS1
(Canadian dollars)	For the three months ended
	Jan. 31, 2010	Oct. 31, 2009	Jan. 31, 20092
Diluted - reported	$1.44	$1.12	$0.75
Items of note affecting income (as above)	0.16	0.34	0.52
Diluted - adjusted	$1.60	$1.46	$1.27
Basic - reported	$1.45	$1.12	$0.75
1
EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period. As a result, the sum of the quarterly EPS may not equal to year-to-date EPS.

2
Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1 to the Interim Consolidated Financial Statements.

Amortization of Intangibles, Net of Income Taxes1
(millions of Canadian dollars)	For the three months ended
	Jan. 31, 2010	Oct. 31, 2009	Jan. 31, 2009
Canada Trust	$37	$40	$40
TD Bank, N.A.	52	57	70
TD Ameritrade (included in equity in net income of an associated company)	17	17	15
Other	6	2	2
Amortization of intangibles, net of income taxes	$112	$116	$127
1	Amortization of intangibles is included in the Corporate segment.

Economic Profit and Return on Invested Capital
The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit is adjusted net income available to common shareholders less a charge for average invested capital. Average invested capital is equal to average common equity for the period plus the average cumulative after-tax goodwill and intangible assets amortized as of the reporting date. The rate used in the charge for capital is the equity cost of capital calculated using the capital asset pricing model. The charge represents an assumed minimum return required by common shareholders on the Bank’s invested capital. The Bank’s goal is to achieve positive and growing economic profit.
Return on invested capital (ROIC) is adjusted net income available to common shareholders divided by average invested capital. ROIC is a variation of the economic profit measure that is useful in comparison to the equity cost of capital. Both ROIC and the equity cost of capital are percentage rates, while economic profit is a dollar measure. When ROIC exceeds the equity cost of capital, economic profit is positive. The Bank’s goal is to maximize economic profit by achieving ROIC that exceeds the equity cost of capital.
Economic profit and ROIC are non-GAAP financial measures as these are not defined terms under GAAP. Readers are cautioned that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and, therefore, may not be comparable to similar terms used by other issuers.
The following table reconciles between the Bank’s economic profit, ROIC, and net income available to common shareholders - adjusted. Adjusted results, items of note, and related terms are discussed in the “How the Bank Reports” section.

Reconciliation of Economic Profit, Return on Invested Capital, and Net Income Available to Common Shareholders - Adjusted
(millions of Canadian dollars)	For the three months ended
	Jan. 31, 2010	Oct. 31, 2009	Jan. 31, 20092
Average common equity1	$35,430	$34,846	$34,450
Average cumulative goodwill/intangible assets amortized, net of income taxes	4,793	4,698	4,379
Average invested capital1	$40,223	$39,544	$38,829
Rate charged for invested capital	10.0%	10.0%	10.0%
Charge for invested capital1	$1,014	$997	$979
Net income available to common shareholders - reported	$1,248	$962	$624
Items of note impacting income, net of income taxes	133	297	437
Net income available to common shareholders - adjusted	$1,381	$1,259	$1,061
Economic profit1	$367	$262	$82
Return on invested capital1	13.6%	12.6%	10.8%
1
As a result of the 2009 Amendments to CICA Handbook Section 3855, certain available-for-sale and held-to-maturity securities were reclassified to loans, as described in Note 1a) to the 2009 Annual Report.

2
Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1 to the Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP - FIRST QUARTER 2010 REPORT TO SHAREHOLDERS	Page 8

FINANCIAL RESULTS OVERVIEW

Performance Summary
An overview of the Bank’s performance on an adjusted basis for the first quarter of 2010 against the financial shareholder indicators included in the 2009 Annual Report is outlined below. Shareholder performance indicators help guide and benchmark the Bank’s accomplishments. For the purposes of this analysis, the Bank utilizes adjusted earnings, which excludes items of note from the reported results that are prepared in accordance with GAAP. Reported and adjusted results and items of note are explained in the “How the Bank Reports” section.
•
Adjusted diluted earnings per share of $1.60 increased 26% from the first quarter last year reflecting stronger earnings performance across most segments. The Bank’s goal is to achieve 7 - 10% adjusted earnings per share growth over the longer term.

•	Adjusted return on risk-weighted assets (RWA) was 2.9% compared with 2.0% in the first quarter last year.
•	For the twelve months ended January 31, 2010, the total shareholder return was 65.1% which was above the Canadian peer average of 62.1%.

Impact of Foreign Exchange Rate on U.S. Personal and Commercial Banking and TD Ameritrade Translated Earnings
U.S. Personal and Commercial Banking earnings and the Bank’s share of earnings from TD Ameritrade are impacted by fluctuations in the U.S. dollar - Canadian dollar exchange rate.
Appreciation of the Canadian dollar had an unfavourable impact on consolidated earnings for the quarter compared with the corresponding period of 2009, as shown in the table below.

Impact of Foreign Exchange Rate on U.S. Personal and Commercial Banking and TD Ameritrade Translated Earnings
(millions of Canadian dollars, except as noted)	For the three months ended
Jan. 31, 2010 vs. Jan. 31, 2009
U.S. Personal and Commercial Banking
Decreased total revenue	$174
Decreased non-interest expenses	103
Decreased net income - adjusted, after tax	35

TD Ameritrade
Decreased share of earnings, after tax	$10
Decrease in earnings per share	$0.05

Economic Summary and Outlook
Canada’s economic recovery has been underpinned by a strong housing market, stabilization in the labour market, a resilient banking sector, and a solid global economic rebound that has boosted exports. The recovery, however, still faces a number of headwinds. First, economic growth, particularly on the global stage, has been propped up by a significant amount of government fiscal and monetary stimulus, which will eventually fade from the economic landscape. For instance, debt concerns emanating from Greece, Portugal, and Spain underscore how fragile the global recovery is and how record levels of fiscal debt can be detrimental. Second, the recovery in the U.S. has been highly influenced by inventory rebuilding initiatives, which is typical during the early stages of a recovery, but not sustainable. Canadian exporters will absorb any slowdown in demand on this front as 2010 progresses. Though the Canadian economy will remain vulnerable to external downside risks, the recovery in the Canadian economy will likely continue to solidify in the coming months. Canadian economic growth in the final calendar quarter of 2009 was 5.0% on an annualized basis with residential investment, consumer expenditures, and net trade leading the charge. The Bank of Canada expects Canadian economic growth in 2010 and 2011 to be 2.9% and 3.5%, respectively, on an annual basis.

Net Income
Quarterly comparison - Q1 2010 vs. Q1 2009
Reported net income for the quarter was $1,297 million, an increase of $644 million, or 99%, compared with the first quarter last year. Adjusted net income for the quarter was $1,430 million, an increase of $340 million, or 31%. The increase in adjusted net income was due to higher earnings in the Canadian Personal and Commercial Banking and Wholesale Banking segments and a lower loss in the Corporate segment, partially offset by lower earnings in the U.S. Personal and Commercial Banking and Wealth Management segments. Canadian Personal and Commercial Banking net income increased primarily due to strong volume growth and margin improvement. Wholesale Banking net income increased due to improved net results in the equity investment portfolio and stronger credit trading and lending revenue; which was partially offset by a recovery from the cancellation of a loan commitment in the first quarter last year. The Corporate segment reported a lower net loss primarily attributable to revenue from higher securitization gains and favourable valuations, a decrease in losses associated with economic hedging activities, and the absence of unfavourable tax items reported last year, partially offset by a Winstar litigation gain in the first quarter last year. U.S. Personal and Commercial Banking net income decreased due to the translation effect of a stronger Canadian dollar. In U.S. dollars, adjusted earnings in the segment increased due to strong revenue growth. Wealth Management net income decreased due to lower earnings from TD Ameritrade, partially offset by an increase in Global Wealth earnings.

TD BANK FINANCIAL GROUP - FIRST QUARTER 2010 REPORT TO SHAREHOLDERS	Page 9

Quarterly comparison - Q1 2010 vs. Q4 2009
Reported net income for the quarter increased $287 million, or 28%, compared with the prior quarter. Adjusted net income for the quarter increased $123 million, or 9%. The increase in adjusted net income was due to higher earnings in the Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking segments and a lower net loss from the Corporate segment; partially offset by lower earnings in Wealth Management. Canadian Personal and Commercial Banking net income increased largely due to higher real estate secured lending margins, continued strong volume growth, and lower claims from severe weather related events in insurance. U.S. Personal and Commercial Banking net income increased primarily due to increased fee revenue. The lower Corporate segment net loss this quarter was primarily attributable to favourable securitization valuations and lower net corporate expenses that were partially offset by the impact of tax benefits reported in the prior quarter. Wealth Management net income decreased due to lower earnings from TD Ameritrade.

Net Interest Income
Quarterly comparison - Q1 2010 vs. Q1 2009
Net interest income for the quarter was $2,849 million, an increase of $121 million, or 4%, compared with the first quarter last year. The growth in net interest income was driven by Canadian Personal and Commercial Banking, partially offset by the Wholesale Banking and U.S. Personal and Commercial Banking segments. Canadian Personal and Commercial Banking net interest income increased due to strong volume growth in real estate secured lending and in personal and business deposits and from an 11 basis points (bps) increase in margin on average earning assets. Wholesale Banking net interest income decreased primarily due to lower trading-related net interest income. U.S. Personal and Commercial Banking net interest income decreased due to the negative impact of the translation effect of a stronger Canadian dollar.

Quarterly comparison - Q1 2010 vs. Q4 2009
Net interest income for the quarter increased $24 million, or 1%, compared with the prior quarter. The higher net interest income was driven by an increase in Canadian Personal and Commercial Banking, partially offset by a decline in the Wholesale Banking and U.S. Personal and Commercial Banking segments. Canadian Personal and Commercial Banking net interest income increased due to a 5 bps increase in margin on average earning assets from higher real estate secured lending margins, and continued strong volume growth. Wholesale Banking net interest income decreased primarily due to lower trading-related net interest income. U.S. Personal and Commercial Banking net interest income decreased due to the translation effect of a stronger Canadian dollar.

Non-interest Income
Quarterly comparison - Q1 2010 vs. Q1 2009
Reported non-interest income for the quarter was $2,188 million, an increase of $766 million, or 54%, compared with the first quarter last year. Adjusted non-interest income for the quarter was $2,162 million, an increase of $440 million, or 26%. The increase was driven primarily by growth in the Wholesale Banking, Wealth Management, and Corporate segments. Wholesale Banking non-interest income increased primarily due to increased credit trading and increased corporate lending fees, partially offset by a recovery from the cancellation of a loan commitment in the first quarter last year. Wealth Management non-interest income increased as a result of the impact of higher mutual funds and advice-based business asset levels and by an increase in trading volume in the online brokerage business. Corporate segment non-interest-income increased primarily due to higher securitization gains and favourable valuations.

Quarterly comparison - Q1 2010 vs. Q4 2009
Reported non-interest income for the quarter increased $295 million, or 16%, compared with the prior quarter. Adjusted non-interest income increased $178 million, or 9%. The increase in adjusted non-interest income was due to increases in the Wholesale Banking, U.S. Personal and Commercial Banking, and Canadian Personal and Commercial Banking segments. Wholesale Banking non-interest income increased primarily due to higher trading-related revenue. U.S. Personal and Commercial Banking non-interest income increased primarily due to a combined deposit fee structure introduced in connection with the Commerce conversion. The increase in Canadian Personal and Commercial Banking non-interest income increased primarily due to higher insurance revenue reflecting lower claims from severe weather related events in the quarter.

Provision for Credit Losses
Quarterly comparison - Q1 2010 vs. Q1 2009
During the quarter, the Bank recorded total PCL of $517 million, a decrease of $113 million, or 18%, compared with the first quarter last year. Adjusted PCL for the quarter was $517 million, a decrease of $33 million, or 6%, compared with the first quarter last year. The decrease was primarily due to decreases of $58 million in Wholesale Banking and $31 million in U.S. Personal and Commercial Banking, partially offset by an increase in Canadian Personal and Commercial Banking of $49 million.

Quarterly comparison - Q1 2010 vs. Q4 2009
PCL for the first quarter decreased by $4 million, or 1%, compared with the prior quarter, due to a decrease of $15 million in U.S. Personal and Commercial Banking, offset by negligible increases across the balance of the portfolios.

TD BANK FINANCIAL GROUP - FIRST QUARTER 2010 REPORT TO SHAREHOLDERS	Page 10

Provision for Credit Losses
(millions of Canadian dollars)	For the three months ended
	Jan. 31, 2010	Oct. 31, 2009	Jan. 31, 20093
Net new specifics (net of reversals)1	$490	$449	$386
Recoveries	(33)	(32)	(24)
Total specific provision	457	417	362
Change in general allowance1
Canadian Personal and Commercial Banking and Wholesale Banking2	-	-	80
TD Financing Services Inc. (formerly VFC Inc.)2	-	25	21
U.S. Personal and Commercial Banking	56	79	167
Other	4	-	-
Total general provision	60	104	268
Total provision for credit losses	$517	$521	$630
1
Includes net new specific PCL of $14 million (Q4 2009 - $44 million; Q1 2009 - nil) and general PCL of $(4) million (Q4 2009 - $(3) million; Q1 2009 - $93 million) related to debt securities classified as loans.

2
Effective November 1, 2009, TD Financing Services (formerly VFC Inc.) aligned their loan loss methodology with that used for all other Canadian Personal and Commercial Banking retail loans; any general provisions resulting from the revised methodology are included in “Canadian Personal and Commercial Banking and Wholesale Banking.”

3
Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1 to the Interim Consolidated Financial Statements.

Non-Interest Expenses and Efficiency Ratio
Quarterly comparison - Q1 2010 vs. Q1 2009
Reported non-interest expenses for the quarter were $2,981 million, a decrease of $39 million, or 1%, compared with the first quarter last year. Adjusted non-interest expenses were $2,761 million, an increase of $20 million, or 1%. The increase was driven by an increase in Wealth Management, partially offset by declines in U.S. Personal and Commercial Banking and Wholesale Banking segments. Wealth Management non-interest expenses increased due to costs directly related to revenue growth. U.S. Personal and Commercial Banking decreased due to the translation effect of a stronger Canadian dollar. Wholesale Banking non-interest expenses decreased primarily due to lower severance costs.
The Bank’s reported efficiency ratio improved to 59.2%, compared with 72.8% in the first quarter last year. The Bank’s adjusted efficiency ratio improved to 55.1%, compared with 61.6%.

Quarterly comparison - Q1 2010 vs. Q4 2009
Reported non-interest expenses decreased $114 million, or 4%, compared with the prior quarter. Adjusted non-interest expenses decreased $46 million, or 2%. The decrease was driven by lower expenses in Canadian Personal and Commercial Banking, partially offset by higher expenses in Wholesale Banking. Canadian Personal and Commercial Banking non-interest expenses decreased primarily due to lower marketing costs and project related expenditures, partially offset by higher employee compensation expenses. Wholesale Banking non-interest expenses increased due to higher variable compensation, partially offset by lower severance and regulatory costs.
The reported efficiency ratio improved to 59.2%, compared with 65.6% in the prior quarter. The adjusted efficiency ratio improved to 55.1%, compared with 58.4%.

Income Taxes
As discussed in the “How the Bank Reports” section, the Bank adjusts its reported results to assess each of its businesses and to measure overall Bank performance. As such, the provision for income taxes is stated on a reported and an adjusted basis.
The Bank’s reported effective tax rate was 17.5% for the first quarter, compared with (18.4)% in the same quarter last year and 12.0% in the prior quarter. The increase this quarter was mainly due to a proportionate decrease in tax exempt income and a higher effective rate on international operations.

Income Taxes
(millions of Canadian dollars, except as noted)	For the three months ended
		Jan. 31, 2010		Oct. 31, 2009		Jan. 31, 2009
Income taxes at Canadian statutory income tax rate	$468	30.4%	$350	31.8%	$159	31.8%
Increase (decrease) resulting from:
Dividends received	(61)	(4.0)	(68)	(6.2)	(132)	(26.4)
Rate differentials on international operations	(110)	(7.1)	(100)	(9.1)	(138)	(27.6)
Other - net	(27)	(1.8)	(50)	(4.5)	19	3.8
Provision for income taxes and effective income tax rate - reported	$270	17.5%	$132	12.0%	$(92)1	(18.4)%
1  Includes the impact of a transition adjustment on adoption of the 2009 Amendments to CICA Handbook Section 3855 of $(34) million.

TD BANK FINANCIAL GROUP - FIRST QUARTER 2010 REPORT TO SHAREHOLDERS	Page 11

The Bank’s adjusted effective tax rate was 20.1% for the first quarter, compared with 12.5% in the same quarter last year and 15.6% in the prior quarter. The increase this quarter was mainly due to higher net income before tax, a proportionate decrease in tax exempt income and a higher effective rate on international operations.

Non-GAAP Financial Measures - Reconciliation of Reported to Adjusted Provision for Income Taxes
(millions of Canadian dollars, except as noted)	For the three months ended
	Jan. 31, 2010	Oct. 31, 2009	Jan. 31, 2009
Provision for income taxes - reported	$270	$132	$(92)
Adjustments for items of note: Recovery of (provision for) income taxes1
Amortization of intangibles	54	52	61
Fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio	(8)	(12)	113
Restructuring and integration charges relating to the Commerce acquisition	25	48	39
Fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	4	11	(1)
Income taxes due to changes in statutory income tax rates	11	-	-
Insurance claims	(8)	-	-
General allowance increase in Canadian Personal and Commercial Banking and Wholesale Banking2	-	-	25
Total adjustments for items of note	78	99	237
Provision for income taxes - adjusted	$348	$231	$145
Effective income tax rate - adjusted3	20.1%	15.6%	12.5%
1	The tax effect for each item of note is calculated using the effective statutory income tax rate of the applicable legal entity.
2
Effective November 1, 2009, TD Financing Services (formerly VFC Inc.) aligned their loan loss methodology with that used for all other Canadian Personal and Commercial Banking retail loans; any general provisions resulting from the revised methodology are included in “General allowance increase in Canadian Personal and Commercial Banking and Wholesale Banking.”

3	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank’s operations and activities are organized around four key business segments operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking including TD Bank, America's Most Convenient Bank; and Wholesale Banking, including TD Securities. The Bank’s other activities are grouped into the Corporate segment.
Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments the Bank notes that the measure is adjusted. Amortization of intangible expenses is included in the Corporate segment. Accordingly, net income for the operating business segments is presented before amortization of intangibles, as well as any other items of note not attributed to the operating segments. For further details, see the “How the Bank Reports” section, the “Business Focus” section in the 2009 Annual Report and Note 34 to the 2009 Consolidated Financial Statements. For information concerning the Bank’s measures of economic profit and return on invested capital, which are non-GAAP financial measures, see the “How We Performed” section.
Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results is reversed in the Corporate segment. The TEB adjustment for the quarter was $96 million, compared with $185 million in the first quarter last year, and $120 million in the prior quarter.
The Bank securitizes retail loans and receivables, and records a gain or loss on sale, including the recognition of an asset related to retained interests. Credit losses incurred on retained interests after securitization are recorded as a charge to non-interest income in the Bank's Interim Consolidated Financial Statements. For segment reporting, PCL related to securitized volumes is included in Canadian Personal and Commercial Banking but is reversed in the Corporate segment and reclassified as a charge to non-interest income to comply with GAAP.

TD BANK FINANCIAL GROUP - FIRST QUARTER 2010 REPORT TO SHAREHOLDERS	Page 12

Canadian Personal and Commercial Banking
(millions of Canadian dollars, except as noted)	For the three months ended
	Jan. 31, 2010	Oct. 31, 2009	Jan. 31, 2009
Net interest income	$1,744	$1,668	$1,494
Non-interest income	795	766	798
Total revenue	2,539	2,434	2,292
Provision for credit losses	315	313	266
Non-interest expenses	1,194	1,226	1,186
Net income	720	622	584
Selected volumes and ratios
Return on invested capital	31.3%	27.1%	26.9%
Margin on average earnings assets (including securitized assets)	2.93%	2.88%	2.82%
Efficiency ratio	47.0%	50.4%	51.7%
Number of Canadian retail stores	1,111	1,116	1,102
Average number of full-time equivalent staff	33,278	33,080	32,624

Quarterly comparison - Q1 2010 vs. Q1 2009
Canadian Personal and Commercial Banking net income for the quarter was $720 million, an increase of $136 million, or 23%, compared with the first quarter last year. The annualized return on invested capital for the quarter was 31.3% compared with 26.9% in the first quarter last year.
Canadian Personal and Commercial Banking revenue is derived from personal banking, business banking and insurance. Revenue for the quarter was $2,539 million, an increase of $247 million, or 11%, compared with the first quarter last year primarily due to strong volume growth across most banking products and, to a lesser extent, higher margins, which were partly offset by higher insurance claims. Volume growth was primarily in real estate secured lending, and in personal and business deposits. Higher margins in real estate secured lending were partly offset by margin compression in deposits. Margin on average earning assets increased by 11 bps to 2.93% compared with the first quarter last year. Compared with the first quarter last year, real-estate secured lending volume, including securitizations, increased $21.3 billion, or 14%, while consumer loan volume increased $4.1 billion, or 15%. Business loans and acceptances volume increased $1.2 billion, or 4%. Personal deposit volume increased $6.5 billion, or 5%, while business deposit volume increased $6.4 billion, or 14%. Gross originated insurance premiums increased $53 million, or 9%.
PCL for the quarter was $315 million, an increase of $49 million, or 18%, compared with the first quarter last year. Personal banking PCL was $277 million, an increase of $32 million, or 13%, compared with the first quarter last year mainly due to volume growth and higher provisions related to indirect auto lending, and credit cards. Business banking PCL was $38 million, an increase of $17 million, or 81%, compared with the first quarter last year. Annualized PCL as a percentage of credit volume was 0.51%, an increase of 1 bp compared with the first quarter last year. Net impaired loans, including the U.S. credit card business, were $581 million, a decrease of $22 million, or 4%, over the first quarter last year. The decrease was due to active management of impaired loans in Commercial Banking. Net impaired loans as a percentage of total loans were 0.96%, compared with 1.11% as at January 31, 2009.
Non-interest expenses for the quarter were $1,194 million, an increase of $8 million, or 1%, compared with the first quarter of last year, primarily due to higher employee compensation, partly offset by lower litigation costs.
The average full-time equivalent (FTE) staffing levels increased 654, or 2%, compared with the first quarter last year. The efficiency ratio for the quarter improved to 47.0%, compared with 51.7% in the first quarter last year.

Quarterly comparison - Q1 2010 vs. Q4 2009
Canadian Personal and Commercial Banking net income for the quarter increased $98 million, or 16%, compared with the prior quarter. The annualized return on invested capital for the quarter was 31.3%, compared with 27.1% in the prior quarter.
Revenue for the quarter increased $105 million, or 4%, compared with the prior quarter due to higher real estate secured lending margins, continued strong volume growth, and lower claims from severe weather related events in insurance. This was partially offset by lower mortgage breakage fee income and margin compression on deposits. Margin on average earning assets increased by 5 bps to 2.93% compared with the prior quarter. Compared with the prior quarter, real-estate secured lending volume, including securitizations, increased $5.1 billion, or 3%, consumer loan volume increased $0.8 billion, or 3%, while business loans and acceptances volume was flat. Personal deposit volume increased $0.8 billion, or 1%, while business deposit volume increased $2.0 billion, or 4%. Gross originated insurance premiums decreased $95 million, or 13% due to the seasonality of policy renewals.
PCL for the quarter increased $2 million, or 1%. Net impaired loans decreased $40 million, or 6%, compared to the prior quarter largely from higher provisions. Net impaired loans as a percentage of total loans were 0.96%, compared with 1.04% as at October 31, 2009.
Non-interest expenses for the quarter decreased $32 million, or 3%, compared with the prior quarter, largely due to lower marketing costs and project related expenditures, partially offset by higher employee compensation expenses.
The average FTE staffing levels increased 198, or 1%, compared with the prior quarter. The efficiency ratio for the current quarter improved to 47.0%, compared with 50.4% in the prior quarter.

TD BANK FINANCIAL GROUP - FIRST QUARTER 2010 REPORT TO SHAREHOLDERS	Page 13

Business Outlook
Earnings are expected to be strong through 2010 as we continue to benefit from our leadership position in branch hours and the ongoing investment in our network. Revenue growth in 2010 should be solid as margins stabilize. PCLs on personal loans are expected to be relatively stable and expenses will be well controlled to maintain a healthy gap between the growth in revenue and expenses. Although insurance revenue remains somewhat vulnerable to rising claim costs, strong underlying business growth combined with improving product margins and a return to more normal weather related claim levels should provide positive momentum through 2010. Expenses in 2010 are anticipated to be higher relative to last year due to higher employee compensation and benefit costs, and investment in strategic initiatives to support future growth.

Wealth Management
(millions of Canadian dollars, except as noted)	For the three months ended
	Jan. 31, 2010	Oct. 31, 2009	Jan. 31, 2009
Net interest income	$66	$67	$75
Non-interest income	524	520	453
Total revenue	590	587	528
Non-interest expenses	446	444	419

Global Wealth net income	101	97	75
TD Ameritrade net income	43	59	77
Net income	144	156	152
Selected volumes and ratios
Assets under administration	200	191	163
Assets under management	172	171	170
Return on invested capital	12.7%	13.6%	13.1%
Efficiency ratio	75.6%	75.6%	79.4%
Average number of full-time equivalent staff	7,034	6,769	6,835

Quarterly comparison - Q1 2010 vs. Q1 2009
Wealth Management net income for the quarter was $144 million, a decrease of $8 million, or 5%, compared with the first quarter last year. Global Wealth net income, which excludes TD Ameritrade, was $101 million, an increase of $26 million, or 35%, compared with the first quarter last year largely driven by higher client assets and trading volumes. The Bank’s reported investment in TD Ameritrade generated net income for the quarter of $43 million, a decrease of $34 million, or 44%, compared with the first quarter last year. The decline was primarily due to lower earnings at TD Ameritrade as the impact of lower net interest margin more than offset significant growth in customer assets and accounts. The contribution of TD Ameritrade to the segment was also negatively impacted by the translation effect of a stronger Canadian dollar. For its first quarter ended December 31, 2009, TD Ameritrade reported net income of US$136 million, a decrease of US$48 million, or 26%, compared with the first quarter last year. Wealth Management’s annualized return on invested capital for the quarter was 12.7%, compared with 13.1% in the first quarter last year.
Wealth Management revenue is derived primarily from online brokerage, the advice-based businesses, and asset management. Revenue for the quarter was $590 million, an increase of $62 million, or 12%, compared to the first quarter last year. This increase was primarily due to higher fees from increased average client assets, higher trading volumes, the inclusion of U.K. acquisitions, and higher client deposits and margin loans. This increase was partially offset by lower revenue due to margin compression resulting from the low interest rate environment and reduced commissions per trade as we grow our active trader client base in the online brokerage business.
Non-interest expenses for the quarter were $446 million, an increase of $27 million, or 6%, compared with the first quarter last year. This increase was primarily due to higher variable compensation associated with the increased fee based revenue earned on higher client assets, higher infrastructure investment to support business growth, and the inclusion of U.K. acquisitions related costs. These increases were partially offset by a provision related to an indirect exposure to one or more funds in the first quarter last year and the current period’s reduced staffing levels resulting from realignment of the U.S. wealth management businesses.
The average FTE staffing levels increased by 199, or 3%, compared with the first quarter last year primarily due to additional FTEs related to the U.K. acquisitions and increased staff levels related to higher business volumes, partially offset by a reduction of staff in the U.S. wealth management businesses. The efficiency ratio for the current quarter improved to 75.6%, compared with 79.4% in the first quarter last year.
Assets under administration of $200 billion, as at January 31, 2010, increased by $37 billion, or 23%, from January 31, 2009. Assets under management of $172 billion, as at January 31, 2010, increased by $2 billion, or 1%, from January 31, 2009. These increases were driven by market appreciation and net new client assets.

TD BANK FINANCIAL GROUP - FIRST QUARTER 2010 REPORT TO SHAREHOLDERS	Page 14

Quarterly comparison - Q1 2010 vs. Q4 2009
Wealth Management net income for the quarter decreased $12 million, or 8%, compared with the prior quarter. Global Wealth net income increased $4 million, or 4%, compared with the prior quarter mainly due to lower expenses as a result of increased expenses incurred last quarter to streamline and enhance operations. The Bank’s reported investment in TD Ameritrade reflected a decrease in net income of $16 million, or 27%, compared with the prior quarter. The decline was driven by lower earnings at TD Ameritrade on lower levels of customer activity as well as the translation effect of a stronger Canadian dollar. For its first quarter ended December 31, 2009, TD Ameritrade reported net income decreased US$21 million, or 13%, compared with the prior quarter. Wealth Management’s annualized return on invested capital for the quarter was 12.7%, compared with 13.6% in the prior quarter.
Revenue for the quarter increased $3 million, or 1%, compared with the prior quarter, primarily due to increased fee based revenue from higher average client assets in the asset management and advice-based businesses and the inclusion of U.K. acquisitions. This increase was partially offset by lower seasonal trading volumes, declining commissions per trade in the online brokerage business, and continued margin compression.
    Non-interest expenses increased $2 million compared to the prior quarter. Excluding several items incurred last quarter to streamline and enhance operations, expenses increased $14 million. This increase was the result of the inclusion of U.K. acquisitions related costs, higher infrastructure investment to support business growth, higher benefit expenses, and higher variable compensation associated with the increased fee based revenue earned on higher client assets.
The average FTE staffing levels increased 265, or 4%, compared with the prior quarter, primarily due to additional FTE related to the U.K. acquisitions and staffing to service seasonal volumes. These increases were partially offset by reduced FTE in the U.S. wealth management businesses. The efficiency ratio for the current quarter remained the same at 75.6% compared with the prior quarter.
Assets under administration as at January 31, 2010 increased $9 billion, or 5%, from October 31, 2009. Assets under management as at January 31, 2010 increased $1 billion, or 1%, from October 31, 2009. These increases were driven by market appreciation and net new client assets.

Business Outlook
In the first quarter, the advice-based and asset management businesses continued the trend of stronger asset growth due to a rebound in equity markets at the beginning of the quarter. Client engagement remains strong as evidenced by growth in new accounts and client assets. Our outlook for the remainder of 2010 remains cautiously optimistic as market volatility continues to exist.

TD AMERITRADE HOLDING CORPORATION
As at January 31, 2010, the Bank’s reported investment in TD Ameritrade was 44.9% (October 31, 2009 - 45.1%; January 31, 2009 - 44.9%) of the issued and outstanding shares of TD Ameritrade.

The condensed financial statements of TD Ameritrade, based on its Consolidated Financial Statements filed with the SEC, are provided as follows:

Condensed Consolidated Balance Sheet
(millions of U.S. dollars)	As at
	Dec. 31, 2009	Sep. 30, 2009
Assets
Receivables from brokers, dealers, and clearing organizations	$1,159	$1,778
Receivables from clients, net of allowance for doubtful accounts	6,329	5,712
Other assets	10,959	10,882
Total assets	$18,447	$18,372
Liabilities
Payable to brokers, dealers, and clearing organizations	$2,004	$2,492
Payable to clients	10,546	9,915
Other liabilities	2,192	2,414
Total liabilities	14,742	14,821
Stockholders’ equity	3,705	3,551
Total liabilities and stockholders’ equity	$18,447	$18,372

TD BANK FINANCIAL GROUP - FIRST QUARTER 2010 REPORT TO SHAREHOLDERS	Page 15

Condensed Consolidated Statement of Income
(millions of U.S. dollars, except per share amounts)	For the three months ended
	Dec. 31, 2009	Dec. 31, 2008
Revenues
Net interest revenue	$99	$85
Fee-based and other revenue	526	526
Total revenue	625	611
Operating expenses
Employee compensation and benefits	147	117
Other	238	178
Total operating expenses	385	295
Other expense	20	16
Pre-tax income	220	300
Provision for income taxes	84	116
Net income1	$136	$184
Earnings per share - basic	$0.23	$0.31
Earning per share - diluted	$0.23	$0.31
1	The Bank’s equity share of net income of TD Ameritrade is subject to adjustments relating to amortization of intangibles.

U.S. Personal and Commercial Banking
(millions of dollars, except as noted)	For the three months ended
	Canadian dollars			U.S. dollars
	Jan. 31, 2010	Oct. 31, 2009	Jan. 31, 20091	Jan. 31, 2010	Oct. 31, 2009	Jan. 31, 20091
Net interest income	$829	$840	$892	$788	$781	$736
Non-interest income	315	273	302	299	255	249
Total revenue	1,144	1,113	1,194	1,087	1,036	985
Provision for credit losses - loans	192	175	139	182	162	115
Provision for credit losses - securities classified as loans	9	41	93	9	39	75
Provision for credit losses - total	201	216	232	191	201	190
Non-interest expenses - reported	746	806	801	709	751	660
Non-interest expenses - adjusted	674	669	696	641	623	573
Net income - reported	181	122	181	172	113	151
Net income - adjusted	227	211	248	216	196	206
Selected volumes and ratios
Return on invested capital	5.0%	4.5%	4.8%	5.0%	4.5%	4.8%
Margin on average earnings assets (TEB)	3.41%	3.46%	3.62%	3.41%	3.46%	3.62%
Efficiency ratio - reported	65.2%	72.4%	67.1%	65.2%	72.4%	67.1%
Efficiency ratio - adjusted	58.9%	60.1%	58.3%	58.9%	60.1%	58.3%
Number of U.S. retail stores	1,039	1,028	1,006	1,039	1,028	1,006
Average number of full-time equivalent staff	19,117	19,242	19,593	19,117	19,242	19,593
1
Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1 to the Interim Consolidated Financial Statements.

Quarterly comparison - Q1 2010 vs. Q1 2009
U.S. Personal and Commercial Banking reported net income, in Canadian dollar terms, for the quarter was $181 million, which was in line with the first quarter last year. Adjusted net income for the quarter was $227 million, a decrease of $21 million, or 8%. The strengthening of the Canadian dollar against the U.S. dollar decreased the reported and adjusted net income by $24 million and $35 million, respectively, for the current quarter. The annualized return on invested capital for the quarter was 5.0%, compared with 4.8% in the first quarter last year.
U.S. Personal and Commercial Banking revenue is derived from traditional personal and commercial banking sources. In U.S. dollar terms, revenue for the quarter was US$1,087 million, an increase of US$102 million, or 10%, compared with the first quarter last year primarily due to higher fee based revenue, resulting in part from a combined deposit fee structure introduced in connection with the Commerce conversion, as well as overall deposit growth. Fees resulting from the combined deposit fee structure are expected to decline as a result of new regulations which take effect later this year. Margin on average earning assets decreased by 21 bps to 3.41% compared to the first quarter last year primarily due to rate compression arising from the lower overall level of interest rates. Average loans increased US$3 billion, or 6%, with average personal loans increasing US$3 billion, or 17%, and average business loans remaining essentially in line with the first quarter last year. Average deposits increased US$22 billion, or 23%, which included a US$17 billion increase in TD Ameritrade money market deposit accounts (MMDAs). Average deposit volume, excluding the impact of the TD Ameritrade MMDAs, increased US$5 billion, or 6%. Business deposit volumes (excluding government) increased US$3 billion, or 15%, government deposit volumes declined US$2 billion, or 11%, and personal deposit volumes increased US$4 billion, or 11%.

TD BANK FINANCIAL GROUP - FIRST QUARTER 2010 REPORT TO SHAREHOLDERS	Page 16

Total PCL for the quarter was US$191 million, flat with the first quarter last year. PCL for loans for the quarter was US$182 million, an increase of US$67 million, or 58%, compared to the first quarter last year primarily due to higher levels of charge-offs and higher reserve requirements resulting from the recession in the U.S. Annualized PCL for loans as a percentage of credit volume was 1.3%, an increase of 42 bps compared with the first quarter last year. Net impaired loans, excluding debt securities classified as loans that are impaired, were US$1,019 million, an increase of US$555 million, or 120%, compared with the first quarter last year. The increase was largely due to net new formations resulting from continued weakness in the commercial real estate market and the recession in the U.S. Net impaired loans, excluding debt securities classified as loans, as a percentage of total loans were 1.93%, compared with 0.92% as at January 31, 2009. PCL for securities classified as loans for the quarter was US$9 million, a decrease of $66 million compared with the first quarter last year due to the relative stability of the U.S. housing market in the current quarter. Net impaired securities classified as loans were US$314 million at January 31, 2010.
Reported non-interest expenses for the quarter were US$709 million, an increase of US$49 million, or 7%, compared with the first quarter last year. On an adjusted basis, excluding the item of note for restructuring and integration charges related to the Commerce acquisition, non-interest expenses for the quarter were US$641 million, an increase of US$68 million, or 12%, largely due to increased FDIC premiums, new store expenses, higher levels of asset recovery and security related expenses, and US$14 million of residual restructuring and integration charges relating to the Commerce acquisition. As the efforts in these areas wind down and the restructuring and integration is substantially complete, residual restructuring and integration costs for Commerce are not included in the item of note.
The average FTE staffing levels decreased by 476, or 2%, compared with the first quarter last year. Included in this decrease is a reduction of approximately 900 FTE staff due to integration efforts and store consolidations, partially offset by the increase of approximately 400 FTE staff resulting from 32 new store openings since the first quarter last year. The reported efficiency ratio for the quarter improved to 65.2%, compared with 67.1% in the first quarter last year. The adjusted efficiency ratio for the quarter of 58.9% was essentially in line with the first quarter last year.

Quarterly comparison - Q1 2010 vs. Q4 2009
U.S. Personal and Commercial Banking reported net income, in Canadian dollar terms, for the quarter increased $59 million, or 48%, compared with the prior quarter. Adjusted net income for the quarter increased $16 million, or 8%. The strengthening of the Canadian dollar against the U.S. dollar decreased the reported and adjusted net income by $3 million and $5 million, respectively, for the current quarter. The annualized return on invested capital for the quarter was 5.0%, compared with 4.5% in the prior quarter.
In U.S. dollar terms, revenue for the quarter increased US$51 million, or 5%, compared with the prior quarter primarily due to higher fee based revenue, resulting in part from a combined deposit fee structure introduced in connection with the Commerce conversion. Fees resulting from the combined deposit fee structure are expected to decline as a result of new regulations which take effect later this year. Margin on average earning assets decreased by 5 bps to 3.41% compared to the prior quarter, primarily due to higher volume of low spread deposit products. Average loans were essentially flat with the prior quarter with average business loans decreasing 1% and average personal loans increasing 3%. Average deposits increased US$6 billion, or 6%, compared to the prior quarter, including a US$5 billion increase in average deposits of TD Ameritrade MMDAs. Average deposit volume excluding the impact of the TD Ameritrade MMDAs, increased US$1 billion, or 1%, with 2% growth in business deposit volume, including government deposits which were essentially flat, and a marginal increase in personal deposit volume.
  Total PCL for the quarter decreased US$10 million, or 5%. PCL for loans increased US$20 million, or 12%, compared with the prior quarter. Annualized PCL for loans as a percentage of credit volume was 1.3%, an increase of 8 bps compared with the prior quarter. Net impaired loans, excluding debt securities classified as loans that are impaired, were US$1,019 million, an increase of US$140 million, or 16%, compared with the prior quarter. The increase was largely due to net new formations resulting from continued weakness in the commercial real estate markets and the recession in the U.S. Net impaired loans, excluding debt securities classified as loans, as a percentage of total loans were 1.93%, compared with 1.55% as at October 31, 2009. PCL for securities classified as loans decreased US$30 million compared with the prior quarter due to the relative stability of the U.S. housing market in the current quarter.
Reported non-interest expenses for the quarter decreased US$42 million, or 6%, compared with the prior quarter. On an adjusted basis, excluding the item of note for restructuring and integration charges related to the Commerce acquisition, non-interest expenses for the quarter increased US$18 million, or 3%, due primarily to US$14 million of residual restructuring and integration charges relating to Commerce not included in the item of note as these efforts wind down and restructuring and integration is substantially complete.
The average FTE staffing decreased 125, or 1%, compared with the prior quarter. Included in this decrease is a reduction of approximately 275 FTE staff due to integration efforts, partially offset by the increase of approximately 150 FTE staff resulting from 13 new store openings since the prior quarter. The reported efficiency ratio for the quarter improved to 65.2%, compared with 72.4% in the prior quarter. The adjusted efficiency ratio for the quarter improved to 58.9%, compared with 60.1%.

Business Outlook
Loan volume growth is expected to moderate in 2010 due primarily to lower demand. Organic deposit growth momentum is expected to continue due to maturing stores, while regulatory changes in the U.S. are expected to reduce certain transaction fees. PCL is expected to remain at current levels for the balance of the year. Key drivers of performance in 2010 are anticipated to be core deposit and loan growth, with a constant monitoring of credit quality, competitive pricing, proposed and pending regulations in the U.S. related to consumer finance, and solid expense control.

TD BANK FINANCIAL GROUP - FIRST QUARTER 2010 REPORT TO SHAREHOLDERS	Page 17

Wholesale Banking
(millions of Canadian dollars, except as noted)	For the three months ended
	Jan. 31, 2010	Oct. 31, 2009	Jan. 31, 2009
Net interest income	$513	$579	$720
Non-interest income	400	307	119
Total revenue (TEB)	913	886	839
Provision for credit losses	8	7	66
Non-interest expenses	376	347	388
Net income	372	372	265
Selected volumes and ratios
Risk-weighted assets (billions of Canadian dollars)	34	34	51
Return on invested capital	45.2%	46.0%	22.3%
Efficiency ratio - reported	41.2%	39.2%	46.2%
Average number of full-time equivalent staff	3,091	3,057	3,025

Quarterly comparison - Q1 2010 vs. Q1 2009
Wholesale Banking net income for the quarter was $372 million, an increase of $107 million, or 40%, compared with the first quarter last year. The increase was driven by solid performance across all business lines including improved credit trading and lending revenue, and lower credit provisions. The operating environment was less volatile compared to the first quarter last year when results were impacted by net security losses in the equity investment portfolio, unfavourable credit valuation adjustments, and credit trading losses, partially offset by a recovery from the cancellation of a loan commitment. The annualized return on invested capital for the quarter was 45.2%, compared with 22.3% in the first quarter last year.
Wholesale Banking revenue is derived primarily from capital markets and corporate lending. Revenue for the quarter was $913 million, an increase of $74 million, or 9%, compared with the first quarter last year. The increase was primarily due to improved credit trading and lending revenue and favourable credit valuation adjustments. Improved credit markets and demand for corporate bonds resulted in trading gains and the exit of certain non-core credit positions at net gains. Declines in credit spreads contributed to a small release of credit valuation adjustments as compared to a significant increase in the first quarter last year. Revenue offsets compared to the first quarter last year were due to less volatile markets presenting fewer trading opportunities in foreign exchange markets, reduced non-taxable transaction revenue affecting the equity derivatives portfolio, and a significant recovery from the cancellation of a loan commitment in the first quarter last year. Corporate lending revenue increased due to higher margins and loan fees offset by lower volumes. The investment portfolio reported a small gain this quarter compared to net security losses in the first quarter last year due to significant declines in North American equity markets last year.
PCL is composed of specific provisions for credit losses and accrual costs for credit protection. PCL for the current quarter was $8 million, compared with $66 million in the first quarter last year. PCL in the current quarter includes minor specific provisions offset by a recovery on a specific loan. PCL for the first quarter last year included specific allowances of $56 million related to credit exposures in the corporate lending and merchant banking portfolios as well as the cost of credit protection. Wholesale Banking continues to proactively manage its credit risk and currently holds $1.3 billion in notional CDS protection against the lending portfolio.
Non-interest expenses for the quarter were $376 million, a decrease of $12 million, or 3%, compared with the first quarter last year primarily due to lower severance costs.

Quarterly comparison - Q1 2010 vs. Q4 2009
Wholesale Banking net income for the quarter was in line with the prior quarter as improved interest rate, foreign exchange, and credit trading results were offset by weaker equity revenue, lower releases of credit valuation adjustments, and higher non-interest expenses. The annualized return on invested capital for the quarter was 45.2%, compared with 46.0% in the prior quarter.
Revenue for the quarter increased $27 million, or 3%, compared with the prior quarter primarily due to improved sales and trading revenue in the interest rate and foreign exchange businesses. New issue origination in the quarter was very strong which also enhanced client trading activity. Credit trading improved as certain non-core positions were exited and favourable market conditions allowed the segment to amend a number of transactions on a profitable basis. These increases were partially offset by lower trading revenue in equities and reduced releases of credit valuation adjustments as credit spreads tightened less compared with the prior quarter.
PCL for the quarter increased $1 million compared with the prior quarter. PCL for the current and prior quarters included $9 million in the cost of credit protection. In the current quarter, minor specific provisions taken for corporate lending and merchant banking credits were offset by a recovery related to a single credit exposure in the corporate lending portfolio.
Non-interest expenses for the quarter increased $29 million, or 8%, compared with the prior quarter primarily due to higher variable compensation, partially offset by lower severance and regulatory costs.

TD BANK FINANCIAL GROUP - FIRST QUARTER 2010 REPORT TO SHAREHOLDERS	Page 18

Business Outlook
Wholesale Banking had a very strong quarter delivering superior returns across a number of businesses while continuing to focus on growing its franchise businesses. The operating environment remained favourable as key market indices advanced and credit spreads tightened. As expected, we are starting to see moderation in some key markets, particularly in the foreign exchange and short-term interest rate markets. We expect this moderation to continue through 2010 with a corresponding moderation in earnings. Key priorities for 2010 include expanding the North American fixed income and foreign exchange businesses and solidifying our position as a top-ranked integrated domestic investment dealer.

Corporate
(millions of Canadian dollars)	For the three months ended
	Jan. 31, 2010	Oct. 31, 2009	Jan. 31, 2009
Corporate segment net loss - reported	$(120)	$(262)	$(529)
Adjustments for items of note, net of income taxes
Amortization of intangibles	112	116	127
Decrease (increase) in fair value of derivatives hedging the reclassified available-for-sale securities portfolio	(4)	73	200
Decrease (increase) in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	7	19	(12)
Provision for (recovery of) income taxes due to changes in statutory income tax rates	(11)	-	-
General allowance increase in Canadian Personal and Commercial Banking and Wholesale Banking1	-	-	55
Provision for (release of) insurance claims	(17)	-	-
Total adjustments for items of note	87	208	370
Corporate segment net loss - adjusted	$(33)	$(54)	$(159)

Decomposition of items included in net loss - adjusted
Net securitization	$(5)	$(2)	$(33)
Unallocated corporate expenses	(62)	(90)	(60)
Other	34	38	(66)
Corporate segment net loss - adjusted	$(33)	$(54)	$(159)
1
Effective November 1, 2009, TD Financing Services (formerly VFC Inc.) aligned their loan loss methodology with that used for all other Canadian Personal and Commercial Banking retail loans; any general provisions resulting from the revised methodology are included in “General allowance increase in Canadian Personal and Commercial Banking and Wholesale Banking.”

Adjusted results are non-GAAP. Refer to the “How the Bank Reports” section for an explanation and reconciliation of reported and adjusted results.

Quarterly comparison - Q1 2010 vs. Q1 2009
Corporate segment’s reported net loss for the quarter was $120 million, compared with a reported net loss of $529 million in the first quarter last year. Adjusted net loss for the quarter was $33 million, compared with an adjusted net loss of $159 million. Compared with the first quarter last year, the lower adjusted net loss was primarily attributable to higher securitization gains and favourable valuations, a decrease in losses associated with economic hedging activities, and the negative impact of unfavourable tax items reported last year, partially offset by the Winstar litigation gain in the first quarter last year.

Quarterly comparison - Q1 2010 vs. Q4 2009
Corporate segment’s reported net loss for the quarter was $120 million, compared with a reported net loss of $262 million in the prior quarter. Adjusted net loss for the quarter was $33 million, compared with an adjusted net loss of $54 million. The lower adjusted net loss was primarily attributable to favourable securitization valuations and lower net corporate expenses, partially offset by the impact of tax benefits reported in the prior quarter.

TD BANK FINANCIAL GROUP - FIRST QUARTER 2010 REPORT TO SHAREHOLDERS	Page 19

BALANCE SHEET REVIEW

Quarterly comparison - Q1, 2010 vs. Q4, 2009

Balance Sheet Summary
The quarter-over-quarter Balance Sheet changes are mainly due to growth in personal non-term deposits from TD Ameritrade which were invested in AFS securities and securities purchased under reverse repurchase agreements.

Total assets of the Bank were $567 billion as at January 31, 2010, $10 billion, or 2%, higher than at October 31, 2009. The net increase reflected a $5 billion increase in securities purchased under reverse repurchase agreements, a $4 billion increase in interest-bearing deposits with banks, and $3 billion increase in securities, partially offset by a $3 billion decrease in other assets. Translation effect of a stronger Canadian dollar caused the value of the total Bank assets to decrease $2 billion.

Securities increased largely due to a $3 billion increase in AFS securities primarily related to growth in U.S. Personal and Commercial Banking due to reinvestment of balances previously invested in securities purchased under reverse repurchase agreements. Translation effect of a stronger Canadian dollar caused the value of the total Bank securities to decrease $1 billion.

Loans (net of allowance for loan losses) increased by $1 billion due to volume growth, primarily in Canadian Personal and Commercial Banking, partially offset by a decline in U.S. Personal and Commercial Banking. Residential mortgages in Canadian Personal and Commercial Banking increased $2 billion while consumer instalment and other personal loans increased $1 billion. U.S. Personal and Commercial Banking business and government loans decreased $1 billion and debt securities reclassified as loans decreased $1 billion due largely to the translation effect of a stronger Canadian dollar.

Other assets declined $3 billion primarily due to a $3 billion decrease in the market value of derivatives in Wholesale Banking.

Total liabilities of the Bank were $528 billion as at January 31, 2010, $10 billion, or 2%, higher than at October 31, 2009. The net increase was composed primarily of an $11 billion increase in deposits largely due to TD Ameritrade sweep deposits, partially offset by a decrease in other liabilities. Translation effect of a stronger Canadian dollar caused the value of liabilities in U.S. Personal and Commercial Banking to decrease by $2 billion.

Deposits increased $11 billion, or 3%, primarily due to an $8 billion increase in personal deposits, primarily driven by volume increases in U.S. Personal and Commercial Banking, and a $5 billion increase in bank deposits, primarily driven by volume increases in Wholesale Banking. These increases were partially offset by a $3 billion decrease in Wholesale Banking trading deposits.

Other liabilities were relatively flat. A $2 billion decrease in Wholesale Banking derivatives was offset by a $2 billion increase in obligations related to securities sold short.

Shareholders’ equity grew by $1 billion, or 2%, due to retained earnings growth.

TD BANK FINANCIAL GROUP - FIRST QUARTER 2010 REPORT TO SHAREHOLDERS	Page 20

CREDIT PORTFOLIO QUALITY

Quarterly comparison - Q1 2010 vs. Q1 2009
Gross impaired loans were $2,708 million as at January 31, 2010, an increase of $1,165 million, or 76%, compared with January 31, 2009, largely attributable to a $1,021 million increase in U.S. Personal and Commercial Banking. Impaired loans net of specific allowances as at January 31, 2010 totalled $2,102 million, compared with $1,157 million as at January 31, 2009.
The allowance for credit losses of $2,731 million as at January 31, 2010 was composed of total specific allowances of $606 million and a general allowance of $2,125 million. Specific allowances increased $220 million, or 57%, compared with January 31, 2009. The total general allowance increased $529 million, or 33%, compared with January 31, 2009, mainly due to a $410 million increase in U.S. Personal and Commercial Banking, a $244 million increase in Canadian Personal and Commercial Banking (including TD Financing Services), partially offset by foreign exchange and other adjustments. The Bank establishes a general allowance to recognize losses that management estimates to have occurred in the portfolio at the balance sheet date for loans or credits not yet specifically identified as impaired.

Quarterly comparison - Q1 2010 vs. Q4 2009
Gross impaired loans as at January 31, 2010 increased $397 million, or 17%, compared with October 31, 2009, due to a $372 million increase in U.S. Personal and Commercial Banking and a $26 million increase in Wholesale Banking. Impaired loans net of specific allowances as at January 31, 2010 increased $349 million compared with October 31, 2009.
Specific allowances increased $48 million, or 9%, compared with October 31, 2009. The total general allowance as at January 31, 2010 increased $44 million, or 2%, compared with October 31, 2009, due to a $56 million increase in U.S. Personal and Commercial Banking, partially offset by foreign exchange and other adjustments.

Changes in Gross Impaired Loans and Acceptances
(millions of Canadian dollars)	For the three months ended
	Jan. 31, 2010	Oct. 31, 2009	Jan. 31, 2009
Balance at beginning of period	$2,311	$1,947	$1,157
Additions	1,217	1,215	990
Return to performing status, repaid or sold	(364)	(413)	(297)
Write-offs	(443)	(439)	(373)
Foreign exchange and other adjustments	(13)	1	66
Balance at end of period	$2,708	$2,311	$1,543

Allowance for Credit Losses
	(millions of Canadian dollars, except as noted)	As at
		Jan. 31, 2010	Oct. 31, 2009	Jan. 31, 20092
	Specific allowance - on-balance sheet loans	$606	$558	$386
General allowance for	- on-balance sheet loans	1,854	1,810	1,596
	- off-balance sheet instruments1	271	271	-
	Total general allowance	2,125	2,081	1,596
	Allowance for credit losses	$2,731	$2,639	$1,982

	Impaired loans net of specific allowance	$2,102	$1,753	$1,157
	Net impaired loans as a percentage of net loans	0.80%	0.67%	0.46%
	Provision for credit losses as a percentage of net average loans (quarterly ratio)	0.79%	0.79%	1.00%
1	Effective April 30, 2009, the allowance for credit losses for off-balance sheet instruments is recorded in other liabilities. Prior period balances have not been reclassified.
2
Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1 to the Interim Consolidated Financial Statements.

Non-Prime Loans
As at January 31, 2010, the Bank had approximately $1.5 billion (October 31, 2009 - $1.5 billion) gross exposure to non-prime loans, which primarily consists of automotive loans originated in Canada. The credit loss rate, which is an indicator of credit quality and is defined as the average PCL divided by the average month-end loan balance, was approximately 9.0% (October 31, 2009 - approximately 6.0%) on an annual basis. Included in this was an adjustment of $13 million applicable to the integration of the indirect lending businesses of TD Canada Trust and VFC Inc. into TD Financing Services. Excluding the impact of this adjustment, the credit loss rate was approximately 5.4% on an annual basis. Specifically, the loan loss methodology was changed to be consistent with the manner in which the other personal portfolios are calculated. The portfolio continues to perform as expected. These loans are recorded at amortized cost.

TD BANK FINANCIAL GROUP - FIRST QUARTER 2010 REPORT TO SHAREHOLDERS	Page 21

EXPOSURE TO NON-AGENCY COLLATERALIZED MORTGAGE OBLIGATIONS (CMO)
In the fourth quarter of 2009, the Bank adopted amendments made to CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement that allow debt securities which are not quoted in an active market on November 1, 2008, to be classified as loans. The non-agency CMO debt securities qualified for reclassification since the market for the portfolio has been considered to be inactive since the fourth quarter of 2008. As a result, the debt securities were reclassified from available-for-sale to loans effective November 1, 2008, at their amortized cost as of that date to align the accounting for the portfolio with how it is managed by the Bank. After the reclassification, the debt securities are carried at amortized cost using the effective interest rate method, and are evaluated for loan losses using the incurred credit loss model.
The Bank assesses impairment of these reclassified debt securities on a quarterly basis. Since these debt securities are classified as loans, the impairment assessment follows the loan loss accounting model, where there are two types of allowances against credit losses - specific and general. Specific allowances provide against losses that are identifiable at the individual debt security level for which there is objective evidence that there has been a deterioration of credit quality, at which point the book value of the loan is reduced to its estimated realizable amount. A general allowance is established to recognize losses that management estimates to have occurred in the portfolio at the balance sheet date for loans not yet specifically identified as impaired. As a result of the reclassification of the debt securities to loans in 2009, the general allowance recognized as at January 31, 2010 was US$252 million (October 31, 2009 - US$256 million).
During the second quarter of 2009, the Bank re-securitized a portion of the non-agency CMO portfolio. As part of the on-balance sheet re-securitization, new credit ratings were obtained for the re-securitized securities that better reflect the discount on acquisition and the Bank’s risk inherent on the entire portfolio. As a result, 55% of the non-agency CMO portfolio is now rated AAA for regulatory capital reporting. The net capital benefit of the re-securitization transaction is reflected in the changes in RWA and in the securitization deductions from Tier 1 and Tier 2 capital. For accounting purposes, the Bank retained a majority of the beneficial interests in the re-securitized securities resulting in no financial statement impact. The Bank’s assessment of impairment for these reclassified securities is not impacted by the change in the credit ratings.

The following table discloses the fair value of the securities by vintage year:

(millions of U.S. dollars)	Alt-A		Prime Jumbo		Total
As at Jan. 31, 2010	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value
2003	$335	$332	$541	$527	$876	$859
2004	599	598	565	562	1,164	1,160
2005	855	824	1,502	1,431	2,357	2,255
2006	473	410	544	509	1,017	919
2007	713	632	451	413	1,164	1,045
Total portfolio net of specific allowance	$2,975	$2,796	$3,603	$3,442	$6,578	$6,238
Less: general allowance					252
Total					$6,326	$6,238

As at Oct. 31, 2009
2003	$359	$365	$598	$597	$957	$962
2004	624	621	636	645	1,260	1,266
2005	873	817	1,602	1,513	2,475	2,330
2006	492	438	584	543	1,076	981
2007	739	703	471	444	1,210	1,147
Total portfolio net of specific allowance	$3,087	$2,944	$3,891	$3,742	$6,978	$6,686
Less: general allowance					256
Total					$6,722	$6,686

TD BANK FINANCIAL GROUP - FIRST QUARTER 2010 REPORT TO SHAREHOLDERS	Page 22

CAPITAL POSITION

The Bank complies with the OSFI guideline for calculating RWA and regulatory capital, which is based on the International Convergence of Capital Measurement and Capital Standard - A Revised Framework (Basel II) issued by the Basel Committee on Banking Supervision. OSFI's target Tier 1 and Total capital ratios for Canadian banks are 7% and 10%, respectively. For regulatory capital purposes, the Bank’s investment in TD Ameritrade is translated using the period end foreign exchange rate of the Bank.

Regulatory Capital Position
(millions of Canadian dollars, except as noted)			As at
	Jan. 31, 2010	Oct. 31, 2009	Jan. 31, 20095
Risk-weighted assets for:
Credit risk	$159,947	$160,465	$176,300
Market risk	4,061	3,735	10,176
Operational risk	26,636	25,385	24,622
Total risk-weighted assets	$190,644	$189,585	$211,098

Tier 1 capital	$21,963	$21,407	$21,220
Tier 1 capital ratio1	11.5%	11.3%	10.1%
Total capital2	$28,177	$28,338	$28,948
Total capital ratio3	14.8%	14.9%	13.7%
Assets-to-capital multiple4	17.6	17.1	16.9
1   Tier 1 capital ratio is calculated as Tier 1 capital divided by RWA.
2   Total capital includes Tier 1 and Tier 2 capital.
3   Total capital ratio is calculated as Total capital divided by RWA.
4     The assets-to-capital multiple is calculated as total assets plus off-balance sheet credit instruments, such as certain letters of credit and guarantees, less investments inassociated corporations, goodwill and net intangibles, divided by Total adjusted capital.
5   Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1 to the Interim Consolidated Financial Statements.

As at January 31, 2010, the Bank’s Tier 1 capital ratio was 11.5%, compared with 11.3% as at October 31, 2009. The increase was primarily a result of strong earnings during the quarter. The Total capital ratio was 14.8% as at January 31, 2010, compared with 14.9% as at October 31, 2009. The decrease was largely due to the redemption of $900 million TD Capital Trust securities in December 2009.
The Bank continues to maintain sufficient capital levels to ensure that flexibility is maintained to grow operations, both organically and through strategic acquisitions. The strong capital ratios are the result of the Bank’s internal capital generation, management of the balance sheet and periodic issuance of capital securities.
For further details of capital, see Notes 8 and 9 to the Interim Consolidated Financial Statements. For further details of regulatory capital, see Note 10 to the Interim Consolidated Financial Statements.

MANAGING RISK

EXECUTIVE SUMMARY
Financial services involve prudently taking risks to generate profitable growth. At the Bank, our goal is to earn a stable and sustainable rate of return for every dollar of risk we take, while putting significant emphasis on investing in our businesses to ensure we can meet our future growth objectives. Our businesses thoroughly examine the various risks to which they are exposed and assess the impact and likelihood of those risks. We respond by developing business and risk management strategies for our various business units, taking into consideration the risks and business environment in which we operate. Through our businesses and operations, we are exposed to a broad number of risks that have been identified and defined in our Enterprise Risk Framework. This framework outlines appropriate risk oversight processes and the consistent communication and reporting of key risks that could hinder the achievement of our business objectives and strategies. Our risk governance structure and risk management approach have not substantially changed from that described in our 2009 Annual Report. Certain risks have been outlined below. For a complete discussion of our risk governance structure and our risk management approach, see the “Managing Risk” section in the 2009 Annual Report.
The shaded sections of this MD&A represent a discussion relating to market and liquidity risks and form an integral part of the Interim Consolidated Financial Statements for the period ended January 31, 2010.

TD BANK FINANCIAL GROUP - FIRST QUARTER 2010 REPORT TO SHAREHOLDERS	Page 23

CREDIT RISK

Gross credit risk exposures, measured before credit risk mitigants, are given below:

Credit Risk Exposures1 - Standardized and AIRB Approaches
(millions of Canadian dollars)	As at
	Jan. 31, 2010			Oct. 31, 2009
	Standardized	AIRB	Total	Standardized	AIRB	Total
Retail
Residential secured	$11,311	$139,192	$150,503	$10,606	$137,448	$148,054
Qualifying revolving retail	-	41,384	41,384	-	40,894	40,894
Other retail	17,863	24,022	41,885	17,252	23,636	40,888
Total retail	29,174	204,598	233,772	27,858	201,978	229,836
Non-retail
Corporate	43,206	97,090	140,296	45,277	99,856	145,133
Sovereign	5,122	60,945	66,067	2,144	57,958	60,102
Bank	18,586	99,491	118,077	18,144	91,089	109,233
Total non-retail	66,914	257,526	324,440	65,565	248,903	314,468
Gross credit risk exposures	$96,088	$462,124	$558,212	$93,423	$450,881	$544,304
1	Gross credit risk exposures represent EAD and are before the effects of credit risk mitigation. This table excludes securitization and equity exposures.

MARKET RISK

The graph below discloses daily VaR usage and trading-related income1 within Wholesale Banking. For the quarter ended January 31, 2010 trading-related income was positive for 89% of the trading days. Losses in the quarter did not exceed VaR on any trading day.

1   Trading-related income is the total of net interest income on trading positions, trading income which includes income from trading loans, and income from loans designated as trading under the fair value option that are managed within a trading portfolio. Trading-related revenue in the graph above excludes revenue related to changes in the fair value of loan commitments. Similarly, the commitments are not included in the VaR measure as they are not managed as trading positions.

TD BANK FINANCIAL GROUP - FIRST QUARTER 2010 REPORT TO SHAREHOLDERS	Page 24
The following table presents the end of quarter, average, high, and low Total VaR usage.
Value-at-Risk Usage
(millions of Canadian dollars)	For the three months ended
	Jan. 31, 2010				Oct. 31, 2009	Jan. 31, 2009
	As at	Average	High	Low	Average	Average
Interest rate and credit spread risk	$12.3	$13.1	$20.0	$8.1	$15.5	$31.4
Equity risk	9.0	8.5	11.3	7.0	7.1	13.1
Foreign exchange risk	2.5	2.5	5.0	1.1	4.7	4.2
Commodity risk	1.3	1.6	3.4	0.5	1.0	1.0
Debt specific risk	20.9	18.5	24.9	13.2	16.9	49.2
Diversification effect1	(19.1)	(20.6)	n/m2	n/m2	(23.2)	(38.9)
Total Value-at-Risk	$26.9	$23.6	$30.6	$18.9	$22.0	$60.0
1	The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.
2	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Interest Rate Risk
The following graph shows our interest rate risk exposure (as measured by Economic Value-at-Risk (EVaR)) on all non-trading assets, liabilities, and derivative instruments used for interest rate risk management.

ALL INSTRUMENTS PORTFOLIO

**Economic Value-at-Risk After Tax - Jan. 31, 2010 and Oct. 31 2009**

(millions of Canadian dollars)

100
0
-100
-200
-300
-400
-500
-600
Change In PV Millions
Q4 2009: $(137) million
Q1 2010: $(146) million
-2.0
-1.5
-1.0
-0.5
0.0
0.5
1.0
1.5
2.0
Parallel Interest Rate Shock Percentage

The Bank uses derivative financial instruments, wholesale instruments, and other capital market alternatives and, less frequently, product pricing strategies to manage interest rate risk. As at January 31, 2010, an immediate and sustained 100 bps increase in interest rates would have decreased the economic value of shareholders’ equity by $60.0 million (October 31, 2009 - $(85.6) million) after tax. An immediate and sustained 100 bps decrease in interest rates would have reduced the economic value of shareholders’ equity by $146.2 million (October 31, 2009 - $(137.0) million) after tax.
The following table shows the sensitivity of the economic value of shareholders’ equity (after tax) by currency for those currencies where the Bank has material exposure.

Sensitivity of After-tax Economic Value at Risk by Currency
(millions of Canadian dollars)	As at Jan. 31, 2010		As at Oct. 31, 2009		As at Jan. 31, 2009
	100 bps increase	100 bps decrease	100 bps increase	100 bps decrease	100 bps increase	100 bps decrease
Canadian dollar	$(18.4)	$(42.4)	$(0.5)	$(67.6)	$(6.2)	$(79.3)
U.S. dollar	(41.6)	(103.8)	(85.1)	(69.4)	(80.9)	(199.7)
Total	$(60.0)	$(146.2)	$(85.6)	$(137.0)	$(87.1)	$(279.0)

TD BANK FINANCIAL GROUP - FIRST QUARTER 2010 REPORT TO SHAREHOLDERS	Page 25

LIQUIDITY RISK
As a financial organization, we must ensure that we have continued access to sufficient and suitable funding to cover our financial obligations as they come due, and to sustain and grow our assets and operations under both normal and stress conditions. In the event of a funding disruption, we need to ensure we have sufficient liquid assets to continue to function. The process that ensures adequate access to funds is known as the management of liquidity risk.
Our overall liquidity requirement is defined as the amount of liquidity we need to fund expected cash outflows, as well as a prudent liquidity reserve to fund potential cash outflows in the event of a disruption in the capital markets or other event that could affect our access to funding. We do not rely on short-term wholesale funding for purposes other than funding marketable securities or short-term assets.
To define the amount of liquidity that must be held at all times for a specified minimum 90 day period, we use a conservative Base-Case scenario stress test that models potential liquidity requirements and asset marketability during a confidence crisis that has been triggered in the markets specifically with respect to our ability to meet obligations as they come due. In addition to this Bank-specific event, the Base-Case scenario also incorporates the impact of a stressed market-wide liquidity event that results in a significant reduction in access to both short- and long-tem funding for all institutions, a significant increase in our cost of funds, and a significant decrease in the marketability of assets. This scenario ensures that we have sufficient liquidity to cover total requirements equal to 100% of our unsecured wholesale debt coming due, potential retail and commercial deposit run-off, and forecasted operational requirements. In addition, we include coverage of Bank-sponsored funding programs, such as the Bankers’ Acceptances we issue on behalf of clients, and Bank-sponsored asset-backed commercial paper (ABCP).
To meet the resulting total liquidity requirements, we hold assets that can be readily converted into cash. Assets must be currently marketable, of sufficient credit quality, and available for sale to be considered readily convertible into cash. Liquid assets are represented in a cumulative liquidity gap framework based on settlement timing and market depth. Assets that are not available without delay because they are needed for collateral or other similar purposes are not considered readily convertible into cash.
Our surplus liquid-asset position is our total liquid assets less our unsecured wholesale funding requirements, potential non-wholesale deposit run-off, and contingent liabilities coming due in a given specified time bucket. On January 31, 2010, our aggregate surplus liquid-asset position for up to 90 days, as measured under the Base-Case scenario for Canadian Personal and Commercial Banking (including domestic Wealth Management) and Wholesale Banking operations was $11.3 billion, (October 31, 2009 - $6.8 billion). The cumulative surplus liquid-asset position for U.S. Personal and Commercial Banking operations as at January 31, 2010 was $13.9 billion (October 31, 2009 - $10.0 billion).
We also use an extended liquidity coverage test to measure our ability to fund our operations on a fully secured basis for a period of up to one year. For the purposes of calculating the results of this test we estimate the marketability and pledging potential of available assets not considered liquid within 90 days under the Base-Case scenario and then deduct an estimate for potential wholesale liability and deposit run-off and additional utilization of committed lines of credit over a 91 to 364 day period. On January 31, 2010, our estimate of liquid assets less requirements, as measured under the extended liquidity coverage test, for Canadian Personal and Commercial Banking and Wholesale Banking operations was $14.9 billion, (October 31, 2009 - $14.9 billion) and for U.S. Personal and Commercial Banking operations was $13.3 billion (October 31, 2009 - $16.8 billion).
   While each of our major operations has responsibility for the measurement and management of its own liquidity risks, we also manage liquidity on an enterprise-wide basis in order to maintain consistent and efficient management of liquidity risk across all of our operations.
We have contingency plans in place to provide direction in the event of a specific local liquidity crisis.
We also regularly review the level of increased collateral our trading counterparties would require in the event of a downgrade of the Bank’s credit rating. The impact of a one notch downgrade would be minimal and could be readily managed in the normal course of business.\

Credit Ratings
As at Jan. 31, 20101
Ratings agency	Short-term debt rating	Senior long-term debt rating and outlook
Moody’s	P-1	Aaa	negative
S&P	A-1+	AA-	stable
Fitch	F1+	AA-	stable
DBRS	R-1 (high)	AA	stable
1
The above ratings are for The Toronto-Dominion Bank legal entity. A more extensive listing, including subsidiaries’ ratings, is available on the Bank’s website at http://www.td.com/investor/credit.jsp. Credit ratings are not recommendations to purchase, sell, or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

TD BANK FINANCIAL GROUP - FIRST QUARTER 2010 REPORT TO SHAREHOLDERS	Page 26

OFF-BALANCE SHEET ARRANGEMENTS
The Bank carries out certain business activities via arrangements with special purpose entities (SPEs). We use SPEs to obtain sources of liquidity by securitizing certain of the Bank’s financial assets, to assist our clients in securitizing their financial assets and to create investment products for our clients. SPEs may be organized as trusts, partnerships, or corporations and they may be formed as qualifying special purpose entities (QSPEs) or variable interest entities (VIEs). When an entity is deemed a VIE, the entity must be consolidated by the primary beneficiary. Consolidated SPEs have been presented in the Bank’s Interim Consolidated Balance Sheet.

Securitization of Bank-Originated Assets
The Bank securitizes residential mortgages, personal loans, and commercial mortgages to enhance its liquidity position, to diversify sources of funding, and to optimize the management of the balance sheet. All products securitized by the Bank were originated in Canada and sold to Canadian securitization structures or Canadian non-SPE third parties. Details of securitization exposures through significant unconsolidated SPEs, significant unconsolidated QSPEs, and Canadian non-SPE third parties are as follows:

Exposure Securitized by the Bank as an Originator1
(millions of Canadian dollars)							As at
	Jan. 31, 2010						Oct. 31, 2009
	Significant unconsolidated QSPEs		Significant unconsolidated SPEs		Canadian non-SPE third-parties		Significant unconsolidated QSPEs		Significant unconsolidated SPEs		Canadian non-SPE third-parties
	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests
Residential mortgage loans2	$-	$-	$20,668	$556	$19,216	$675	$-	$-	$21,939	$558	$18,449	$658
Personal loans	6,698	144	-	-	-	-	6,962	121	-	-	-	-
Commercial mortgage loans2	97	2	-	-	514	-	113	2	-	-	513	-
Total exposure	$6,795	$146	$20,668	$556	$19,730	$675	$7,075	$123	$21,939	$558	$18,962	$658
1   In all the securitization transactions that the Bank has undertaken for its own assets, it has acted as an originating bank and retained securitization exposure.
2   MUR mortgages, comprising of five or more units, have been reclassified from residential mortgage loans to commercial mortgage loans.

Residential Mortgage Loans
The Bank may be exposed to the risks of transferred loans to the securitization vehicles through retained interests. There are no expected credit losses on the retained interests of the securitized residential mortgages as the mortgages are all government guaranteed.

Personal Loans
The Bank securitizes personal loans through QSPEs, as well as through single-seller conduits via QSPEs. As at January 31, 2010, the single-seller conduits had $5.1 billion (October 31, 2009 - $5.1 billion) of commercial paper outstanding while another Bank-sponsored QSPE had $2.5 billion (October 31, 2009 - $2.9 billion) of term notes outstanding. While the probability of loss is negligible as at January 31, 2010, the Bank’s maximum potential exposure to loss for these conduits through the sole provision of liquidity facilities was $5.1 billion (October 31, 2009 - $5.1 billion) of which $1.1 billion (October 31, 2009 - $1.1 billion) of underlying personal loans was government insured. Additionally, the Bank had retained interests of $144 million (October 31, 2009 - $121 million) relating to excess spread.

Commercial Mortgage Loans
As at January 31, 2010, the Bank’s maximum potential exposure to loss was $2 million (October 31, 2009 - $2 million) through retained interests in the excess spread and cash collateral account of the QSPE.

TD BANK FINANCIAL GROUP - FIRST QUARTER 2010 REPORT TO SHAREHOLDERS	Page 27

Securitization of Third Party-Originated Assets
The Bank administers multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. Third party-originated assets are securitized through Bank-sponsored SPEs, which are not consolidated by the Bank. The Bank’s maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $7.0 billion as at January 31, 2010 (October 31, 2009 - $7.5 billion). Further, the Bank has committed an additional $1.1 billion (October 31, 2009 - $1.0 billion) in liquidity facilities for ABCP that could potentially be issued by the conduits. As at January 31, 2010, the Bank also provided deal-specific credit enhancement in the amount of $109 million (October 31, 2009 - $134 million).

All third-party assets securitized by the Bank were originated in Canada and sold to Canadian securitization structures. Details of the Bank-administered multi-seller, ABCP conduits are as follows:

Exposure to Third Party-Originated Assets Securitized by Bank-Sponsored Conduits
(millions of Canadian dollars)				As at
			Jan. 31, 2010	Oct. 31, 2009
	Significant unconsolidated SPEs	Ratings profile of SPE asset class	Expected weighted-average life (years)1	Significant unconsolidated SPEs	Ratings profile of SPE asset class
		AAA			AAA
Residential mortgage loans	$2,158	$2,158	2.6	$2,311	$2,311
Credit card loans	500	500	2.5	500	500
Automobile loans and leases	2,219	2,219	1.6	2,487	2,487
Equipment loans and leases	357	357	1.1	428	428
Trade receivables	1,785	1,785	2.2	1,753	1,753
Total exposure	$7,019	$7,019	2.1	$7,479	$7,479
1
Expected weighted-average life for each asset type is based upon each of the conduit’s remaining purchase commitment for revolving pools and the expected weighted-average life of the assets for amortizing pools.

As at January 31, 2010, the Bank held $564 million (October 31, 2009 - $848 million) of ABCP issued by Bank-sponsored multi-seller and single-seller conduits on its Interim Consolidated Balance Sheet.

Exposure to Third Party-Sponsored Conduits
The Bank has exposure to U.S. third party-sponsored conduits arising from providing liquidity facilities of $102 million (October 31, 2009 - $160 million) of which $102 million (October 31, 2009 - $160 million) has been drawn. The assets within these conduits primarily comprise automotive-related financing assets, including loans and leases. During the three months ended January 31, 2010 and subsequently, these assets have received different ratings (split ratings) from various credit rating agencies, ranging from AAA to BBB. The weighted-average of the lowest of the split ratings, if the facilities are drawn, will result in credit exposure to the Bank of A- (October 31, 2009 - BBB+).
The Bank’s exposure to Canadian third party-sponsored conduits in the form of margin funding facilities as at January 31, 2010 was not significant.

Other Investment and Financing Products
Other Financing Transactions
The Bank enters into transactions with major U.S. corporate clients through VIEs as a means to provide them with cost efficient financing. Under these transactions, as at January 31, 2010, the Bank provided approximately $2.0 billion (October 31, 2009 - $2.0 billion) in financing to these VIEs. The Bank has received guarantees from or has recourse to major U.S. banks with A+ credit ratings on an S&P equivalent basis, fully covering its investments in these VIEs (October 31, 2009 - A+). At inception or through recent restructuring of the transactions, the counterparties posted collateral with AAA ratings on an S&P equivalent basis in favour of the Bank and the Bank purchased credit protection to further reduce its exposure to the U.S. banks (October 31, 2009 - AAA). As at January 31, 2010, these VIEs had assets totalling approximately $10.6 billion (October 31, 2009 - $10.6 billion). As at January 31, 2010, the Bank’s maximum total exposure to loss before considering guarantees, recourse, collateral, and CDS was approximately $2.0 billion (October 31, 2009 - $2.0 billion). As at January 31, 2010, the Bank's net exposure to the U.S. banks after taking into account collateral and CDS was approximately $386 million (October 31, 2009 - $384 million). The transactions allow the Bank or the counterparties discretion to exit the transactions on short notice.

TD BANK FINANCIAL GROUP - FIRST QUARTER 2010 REPORT TO SHAREHOLDERS	Page 28

Exposure to Collateralized Debt Obligations
Since the decision was made in 2005 to exit the structured products business, the Bank no longer originates Collateralized Debt Obligation vehicles (CDOs). Total CDOs purchased and sold in the trading portfolio as at January 31, 2010, were as follows:

Collateralized Debt Obligations1
(millions of Canadian dollars)				As at
		Jan. 31, 2010		Oct. 31, 2009
	Notional amount	Positive (negative) fair value	Notional amount	Positive (negative) fair value
Funded
Purchased protection via Bank-issued credit linked notes	$33	$(9)	$213	$(40)
Unfunded
Sold protection
Positive fair value	208	-	351	-
Negative fair value	-	(87)	-	(198)
Purchased protection
Positive fair value	131	30	131	45
Negative fair value	-	(5)	-	(4)
1   This table excludes standard index tranche CDOs.

The Bank does not have any exposure to U.S. subprime mortgages via the CDOs disclosed above. The CDOs are referenced to corporate debt securities. All exposures are managed with risk limits that have been approved by the Bank’s risk management group and are hedged with various financial instruments, including credit derivatives and bonds within the trading portfolio, not included in this table. Counterparty exposure on hedges is collateralized under Credit Support Agreements (CSAs) and netting arrangements, consistent with other over-the-counter (OTC) derivative contracts. The Bank’s CDO positions are fair valued using valuation techniques with significant non-observable market inputs. The potential effect of using reasonable possible alternative assumptions for valuing these CDO positions would range from a reduction in the fair value by $1.3 million (October 31, 2009 - $7.5 million) to an increase in the fair value by $1.6 million (October 31, 2009 - $7.7 million).

Leveraged Finance Credit Commitments
Also included in ‘Commitments to extend credit’ in Note 32 to the 2009 Consolidated Financial Statements are leveraged finance commitments. Leveraged finance commitments are agreements that provide funding to a wholesale borrower with higher levels of debt, measured by the ratio of debt capital to equity capital of the borrower, relative to the industry in which it operates. The Bank’s exposure to leveraged finance commitments as at January 31, 2010, was not significant (October 31, 2009 - not significant).

TD BANK FINANCIAL GROUP - FIRST QUARTER 2010 REPORT TO SHAREHOLDERS	Page 29

QUARTERLY RESULTS

The following table provides summary information related to the Bank’s eight most recently completed quarters.

Quarterly Results
(millions of Canadian dollars)	For the three months ended
	2010				2009			2008
	Jan. 31	Oct. 31	July 311	Apr. 301	Jan. 311	Oct. 31	July 31	Apr. 30
Net interest income	$2,849	$2,825	$2,833	$2,940	$2,728	$2,449	$2,437	$1,858
Non-interest income	2,188	1,893	1,834	1,385	1,422	1,191	1,600	1,530
Total revenue	5,037	4,718	4,667	4,325	4,150	3,640	4,037	3,388
Provision for credit losses	517	521	557	772	630	288	288	232
Non-interest expenses	2,981	3,095	3,045	3,051	3,020	2,367	2,701	2,206
Provision for (recovery of) income taxes	270	132	209	(8)	(92)	20	122	160
Non-controlling interests in subsidiaries, net of income taxes	27	27	28	28	28	18	8	9
Equity in net income of an associated company, net of income taxes	55	67	84	63	89	67	79	71
Net income - reported	1,297	1,010	912	545	653	1,014	997	852
Adjustments for items of note, net of income taxes
Amortization of intangibles	112	116	122	127	127	126	111	92
Reversal of Enron litigation reserve	-	-	-	-	-	(323)	-	-
Decrease (increase) in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio	(4)	73	43	134	200	(118)	-	-
Restructuring and integration charges relating to the Commerce acquisition	46	89	70	50	67	25	15	30
Decrease (increase) in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	7	19	75	44	(12)	(59)	(22)	(1)
Provision for (recovery of) income taxes due to changes in statutory income tax rates	(11)	-	-	-	-	-	14	-
Provision for (release of) insurance claims	(17)	-	-	-	-	-	-	-
General allowance increase (release) in Canadian Personal and Commercial Banking and Wholesale Banking2	-	-	46	77	55	-	-	-
Settlement of TD Banknorth shareholder litigation	-	-	-	39	-	-	-	-
FDIC special assessment charge	-	-	35	-	-	-	-	-
Total adjustments for items of note	133	297	391	471	437	(349)	118	121
Net income - adjusted	1,430	1,307	1,303	1,016	1,090	665	1,115	973
Preferred dividends	49	48	49	41	29	23	17	11
Net income available to common shareholders - adjusted	$1,381	$1,259	$1,254	$975	$1,061	$642	$1,098	$962

(Canadian dollars, except as noted)
Basic earnings per share
Reported	$1.45	$1.12	$1.01	$0.59	$0.75	$1.23	$1.22	$1.12
Adjusted	1.61	1.47	1.47	1.15	1.28	0.79	1.37	1.33
Diluted earnings per share
Reported	1.44	1.12	1.01	0.59	0.75	1.22	1.21	1.12
Adjusted	1.60	1.46	1.47	1.14	1.27	0.79	1.35	1.32
Return on common shareholders’ equity	14.0%	11.0%	9.7%	5.6%	7.2%	13.3%	13.4%	13.4%
1
Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1 to the Interim Consolidated Financial Statements.

2
Effective November 1, 2009, TD Financing Services (formerly VFC Inc.) aligned their loan loss methodology with that used for all other Canadian Personal and Commercial Banking retail loans; any general provisions resulting from the revised methodology are included in “General allowance increase (release) in Canadian Personal and Commercial Banking and Wholesale Banking.”

TD BANK FINANCIAL GROUP - FIRST QUARTER 2010 REPORT TO SHAREHOLDERS	Page 30

ACCOUNTING POLICIES AND ESTIMATES

The Bank’s unaudited Interim Consolidated Financial Statements, presented on pages 31 to 48 of this Report to Shareholders, have been prepared in accordance with GAAP. These Interim Consolidated Financial Statements should be read in conjunction with the Bank’s Consolidated Financial Statements for the year ended October 31, 2009. The accounting policies used in the preparation of these Consolidated Financial Statements are consistent with those used in the Bank’s 2009 Consolidated Financial Statements.

Critical Accounting Estimates
The critical accounting estimates remain unchanged from those disclosed in the Bank’s 2009 Annual Report.

Future Changes in Accounting Policies
Conversion to International Financial Reporting Standards in Fiscal 2012
The AcSB confirmed that Canadian GAAP for publicly accountable entities will converge with International Financial Reporting Standards (IFRS). For the Bank, IFRS will be effective for the interim and annual periods beginning in the first quarter of 2012. The fiscal 2012 Consolidated Financial Statements will include comparative fiscal 2011 financial results under IFRS.
The IFRS conversion project is progressing well to meet our planned timelines. The Bank continues to dedicate significant resources to this project and is supported by a formal governance framework. We provide regular progress updates to stakeholders including our Steering Committee, Audit Committee, and senior executives. Training is being provided to key employees and the impact of the transition on our business practices, information technology, and internal controls over financial reporting is being closely monitored.
We have completed our initial assessment of the significant differences between IFRS and the Bank’s accounting policies. Based on existing IFRS, the areas that we believe will have the greatest financial and capital impacts on the Bank include derecognition of financial instruments, and accounting for employee future benefits. Differences in the criteria for derecognition of financial instruments under IFRS and Canadian GAAP will result in an increase in the total assets recognized on the Bank’s Consolidated Balance Sheet. An election to record in opening retained earnings all unamortized actuarial gains or losses related to the Bank’s defined benefit pension plan is available. Based on the latest actuarial valuation, this would result in a reduction to opening capital. The Bank will continue to monitor the impact of IFRS to the Bank’s Consolidated Financial Statements as the standards and its interpretations continue to change.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the most recent interim period, there have been no changes in the Bank’s policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

TD BANK FINANCIAL GROUP - FIRST QUARTER 2010 REPORT TO SHAREHOLDERS	Page 31

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
INTERIM CONSOLIDATED BALANCE SHEET (unaudited)
(millions of Canadian dollars)	As at
	Jan. 31	Oct. 31
	2010	2009
ASSETS
Cash and due from banks	$2,481	$2,414
Interest-bearing deposits with banks	23,158	19,103
	25,639	21,517
Securities (Note 2)
Trading (Note 4)	53,379	54,320
Available-for-sale	89,173	84,841
Held-to-maturity	9,380	9,662
	151,932	148,823
Securities purchased under reverse repurchase agreements	37,686	32,948
Loans
Residential mortgages	66,420	65,665
Consumer instalment and other personal	95,510	94,357
Credit card	8,429	8,152
Business and government (Note 4)	75,751	76,176
Debt securities classified as loans	10,447	11,146
	256,557	255,496
Allowance for loan losses (Note 3)	(2,460)	(2,368)
Loans, net of allowance for loan losses	254,097	253,128
Other
Customers’ liability under acceptances	8,483	9,946
Investment in TD Ameritrade	5,419	5,465
Derivatives (Note 6)	46,427	49,445
Goodwill	14,855	15,015
Other intangibles	2,457	2,546
Land, buildings, and equipment	3,961	4,078
Other assets	16,498	14,308
	98,100	100,803
Total assets	$567,454	$557,219
LIABILITIES
Deposits
Personal	$231,338	$223,228
Banks	10,373	5,480
Business and government	127,374	126,907
Trading	32,605	35,419
	401,690	391,034
Other
Acceptances	8,483	9,946
Obligations related to securities sold short	19,202	17,641
Obligations related to securities sold under repurchase agreements	17,932	16,472
Derivatives (Note 6)	45,603	48,152
Other liabilities	20,604	19,867
	111,824	112,078
Subordinated notes and debentures	12,382	12,383
Liability for preferred shares	550	550
Liability for capital trust securities (Note 8)	-	895
Non-controlling interests in subsidiaries	1,534	1,559
SHAREHOLDERS’ EQUITY
Common shares (millions of shares issued and outstanding: Jan. 31, 2010 - 862.0 and Oct. 31, 2009 - 858.8) (Note 9)	15,548	15,357
Preferred shares (millions of shares issued and outstanding: Jan. 31, 2010 - 135.7 and Oct. 31, 2009 - 135.8) (Note 9)	3,393	3,395
Contributed surplus	310	321
Retained earnings	19,356	18,632
Accumulated other comprehensive income (loss) (Note 11)	867	1,015
	39,474	38,720
Total liabilities and shareholders’ equity	$567,454	$557,219

Certain comparative amounts have been reclassified to conform to the current period’s presentation.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP - FIRST QUARTER 2010 REPORT TO SHAREHOLDERS	Page 32

INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
(millions of Canadian dollars, except as noted)	For the three months ended
	Jan. 31 2010	Jan. 31 20091
Interest income
Loans	$3,257	$3,656
Securities
Dividends	206	262
Interest	710	1,197
Deposits with banks	154	88
	4,327	5,203
Interest expense
Deposits	1,169	1,968
Subordinated notes and debentures	167	166
Preferred shares and capital trust securities	17	24
Other	125	317
	1,478	2,475
Net interest income	2,849	2,728
Non-interest income
Investment and securities services	600	511
Credit fees	172	166
Net securities gains (losses)	17	(205)
Trading income	286	104
Service charges	424	381
Loan securitizations (Note 5)	132	57
Card services	197	192
Insurance, net of claims	264	230
Trust fees	34	34
Other income (loss)	62	(48)
	2,188	1,422
Total revenue	5,037	4,150
Provision for credit losses (Note 3)	517	630
Non-interest expenses
Salaries and employee benefits	1,528	1,477
Occupancy, including depreciation	299	308
Equipment, including depreciation	195	205
Amortization of other intangibles	149	173
Restructuring costs (Note 14)	17	27
Marketing and business development	125	138
Brokerage-related fees	71	63
Professional and advisory services	149	165
Communications	61	59
Other	387	405
	2,981	3,020
Income before income taxes, non-controlling interests in subsidiaries, and equity in net income of an associated company	1,539	500
Provision for (recovery of) income taxes	270	(92)
Non-controlling interests in subsidiaries, net of income taxes	27	28
Equity in net income of an associated company, net of income taxes	55	89
Net income	1,297	653
Preferred dividends	49	29
Net income available to common shareholders	$1,248	$624
Average number of common shares outstanding (millions) (Note 15)
Basic	859.3	832.6
Diluted	864.2	834.2
Earnings per share (Canadian dollars) (Note 15)
Basic	$1.45	$0.75
Diluted	1.44	0.75
Dividends per share (Canadian dollars)	0.61	0.61
1 Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1.

Certain comparative amounts have also been reclassified to conform to the current period’s presentation.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP - FIRST QUARTER 2010 REPORT TO SHAREHOLDERS	Page 33

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)
(millions of Canadian dollars)	For the three months ended
	Jan. 31	Jan. 31
	2010	20091
Common shares (Note 9)
Balance at beginning of period	$15,357	$13,241
Proceeds from shares issued on exercise of stock options	74	39
Shares issued as a result of dividend reinvestment plan	126	128
Proceeds from issuance of new shares	-	1,381
Impact of shares acquired for trading purposes2	(9)	(8)
Balance at end of period	15,548	14,781
Preferred shares (Note 9)
Balance at beginning of period	3,395	1,875
Shares issued	-	895
Impact of shares acquired for trading purposes2	(2)	-
Balance at end of period	3,393	2,770
Contributed surplus
Balance at beginning of period	321	350
Stock options (Note 12)	(11)	(10)
Balance at end of period	310	340
Retained earnings
Balance at beginning of period	18,632	17,857
Transition adjustment on adoption of financial instruments amendments (Note 1)	-	(59)
Net income	1,297	653
Common dividends	(524)	(516)
Preferred dividends	(49)	(29)
Share issue expenses	-	(38)
Balance at end of period	19,356	17,868
Accumulated other comprehensive income (loss) (Note 11)
Balance at beginning of period	1,015	(1,649)
Transition adjustment on adoption of financial instruments amendments (Note 1)	-	563
Other comprehensive income (loss) for the period	(148)	4,414
Balance at end of period	867	3,328
Retained earnings and accumulated other comprehensive income	20,223	21,196
Total shareholders’ equity	$39,474	$39,087
1   Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1.
2    Purchased by subsidiaries of the Bank which are regulated securities entities in accordance with Regulation 92-313 under the Bank Act.

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)
(millions of Canadian dollars)	For the three months ended
	Jan. 31	Jan. 31
	2010	20091
Net income	$1,297	$653
Other comprehensive income (loss), net of income taxes
Change in unrealized gains (losses) on available-for-sale securities, net of hedging activities2	107	(623)
Reclassification to earnings of net losses in respect of available-for-sale securities3	6	31
Net change in unrealized foreign currency translation gains (losses) on investments in subsidiaries, net of hedging activities4,5	(322)	3,553
Change in net gains on derivative instruments designated as cash flow hedges6	373	1,603
Reclassification to earnings of net gains on cash flow hedges7	(312)	(150)
Other comprehensive income (loss) for the year	(148)	4,414
Comprehensive income for the period	$1,149	$5,067
1  Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1.
2   Net of income tax provision of $57 million (2009 - income tax recovery of $336 million).
3   Net of income tax recovery of $2 million (2009 - income tax recovery of $16 million).
4   Net of income tax provision of $50 million (2009 - income tax recovery of $80 million).
5   Includes $210 million of after-tax gains (2009 - $193 million of after-tax losses) arising from hedges of the Bank's investment in foreign operations.
6   Net of income tax provision of $163 million (2009 - income tax provision of $741 million).
7   Net of income tax provision of $136 million (2009 - income tax provision of $64 million).

Certain comparative amounts have been reclassified to conform to the current period’s presentation.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP - FIRST QUARTER 2010 REPORT TO SHAREHOLDERS	Page 34

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
(millions of Canadian dollars)	For the three months ended
	Jan. 31	Jan. 31

	2010	20091
Cash flows from (used in) operating activities
Net income	$1,297	$653
Adjustments to determine net cash flows from (used in) operating activities
Provision for credit losses	517	630
Restructuring costs (Note 14)	17	27
Depreciation	143	139
Amortization of other intangibles	149	173
Net securities losses (gains)	(17)	205
Net gain on securitizations (Note 5)	(82)	(24)
Equity in net income of an associated company	(55)	(89)
Non-controlling interests	27	28
Future income taxes	138	(42)
Changes in operating assets and liabilities
Current income taxes payable	(339)	(309)
Interest receivable and payable	(204)	227
Trading securities	941	(2,241)
Derivative assets	3,018	(3,884)
Derivative liabilities	(2,549)	4,871
Other	(1,196)	2,238
Net cash from operating activities	1,805	2,602
Cash flows from (used in) financing activities
Change in deposits	10,656	26,536
Change in securities sold short	1,561	(3,958)
Change in securities sold under repurchase agreements	1,460	(12,532)
Repayment of subordinated notes and debentures	-	(18)
Liability for preferred shares and capital trust securities	(895)	1
Translation adjustment on subordinated notes and debentures issued in a foreign currency and other	(1)	77
Common shares issued	56	1,379
Treasury shares acquired for trading purposes	(11)	(8)
Dividends paid	(447)	(417)
Net proceeds from issuance of preferred shares	-	882
Net cash from financing activities	12,379	11,942
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	(4,055)	(1,405)
Activity in available-for-sale and held-to-maturity securities
Purchases	(17,417)	(26,906)
Proceeds from maturities	7,587	9,541
Proceeds from sales	5,993	7,816
Net change in loans, net of securitizations	(3,762)	(16,771)
Proceeds from loan securitizations (Note 5)	2,319	8,273
Net purchases of premises and equipment	(26)	(508)
Securities purchased under reverse repurchase agreements	(4,738)	5,718
Net cash used in investing activities	(14,099)	(14,242)
Effect of exchange rate changes on cash and cash equivalents	(18)	31
Net increase in cash and cash equivalents	67	333
Cash and cash equivalents at beginning of period	2,414	2,517
Cash and cash equivalents at end of period, represented by cash and due from banks	$2,481	$2,850
Supplementary disclosure of cash flow information
Amount of interest paid during the period	$1,710	$3,200
Amount of income taxes paid during the period	479	2
1   Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1.

Certain comparative amounts have also been reclassified to conform to the current period’s presentation.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP - FIRST QUARTER 2010 REPORT TO SHAREHOLDERS	Page 35

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION
These Interim Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and follow the same accounting policies and methods of application as the Bank’s audited Consolidated Financial Statements for the year ended October 31, 2009 (2009 Consolidated Financial Statements). Under GAAP, additional disclosures are required in the annual financial statements and accordingly, these Interim Consolidated Financial Statements should be read in conjunction with the 2009 Consolidated Financial Statements and the accompanying notes included on pages 93 to 143 of the Bank’s 2009 Annual Report and the shaded sections of the 2009 Management’s Discussion and Analysis (MD&A) included on pages 69 to 77 of the Bank’s 2009 Annual Report. Certain disclosures are included in the MD&A as permitted by GAAP and as discussed in the Managing Risk section of the MD&A in this report. These disclosures are shaded in the MD&A and form an integral part of the Interim Consolidated Financial Statements. The Interim Consolidated Financial Statements include all adjustments which are, in the opinion of management, necessary for a fair presentation of the results for the periods presented. Note that certain comparative amounts have been reclassified to conform to the current period’s presentation.

CHANGES IN ACCOUNTING POLICIES
Financial Instruments Amendments - Debt Securities Classified as Loans and Loans Classified as Trading
In August 2009, the Accounting Standards Board (AcSB) of the Canadian Institute of Chartered Accountants (CICA) amended CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement, and CICA Handbook Section 3025, Impaired Loans (the 2009 Amendments). As a result, the Bank reclassified certain debt securities from available-for-sale to loans effective November 1, 2008, at their amortized cost as of that date. In addition, the Bank also reclassified held-to-maturity securities that did not have a quoted price in an active market to loans and reclassified loans for which the Bank had the intention to sell immediately or in the near term to trading.
   Refer to Note 1a) of the Bank’s 2009 Annual Report for a description of the 2009 Amendments and the impact on previously reported interim financial statements.

FUTURE CHANGES IN ACCOUNTING POLICIES
Conversion to International Financial Reporting Standards
The AcSB confirmed that Canadian GAAP for publicly accountable entities will converge with International Financial Reporting Standards (IFRS). For the Bank, IFRS will be effective for the interim and annual periods beginning in the first quarter of 2012. The fiscal 2012 Consolidated Financial Statements will include comparative fiscal 2011 financial results under IFRS. The Bank is assessing the impact of IFRS on its consolidated financial statements upon adoption in the first quarter of 2012.

Note 2: SECURITIES

Impairment of Available-for-Sale Securities
Available-for-sale securities are written down to fair value through net income whenever it is necessary to reflect other-than-temporary impairment. For the three months ended January 31, 2010, the Bank recognized impairment losses on available-for-sale securities that were deemed to be other-than-temporary of $2 million (three months ended January 31, 2009 - $212 million).  Of this amount, there were no impairment losses related to debt securities in the reclassified portfolio described below for the three months ended January 31, 2010, (three months ended January 31, 2009 - $51 million, primarily offset by gains on credit protection held which were recorded in other income).

Reclassification of Certain Debt Securities
As described in more detail in Note 1 of the 2009 and 2008 Annual Reports, as a result of deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities and reclassified these debt securities from trading to the available-for-sale category effective August 1, 2008 in accordance with the Amendments to CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement and CICA Handbook Section 3862, Financial Instruments - Disclosure.
    On August 1, 2008, the fair value of debt securities reclassified from trading to available-for-sale was $6,979 million. In addition, on the date of reclassification, these debt securities had a weighted-average effective interest rate of 6.99% with expected recoverable cash flows, on an undiscounted basis, of $9,732 million.
    The fair value of the reclassified debt securities, as at January 31, 2010, was $5,518 million (October 31, 2009 - $5,963 million). For the three months ended January 31, 2010, net interest income of $70 million after tax (three months ended January 31, 2009 - $106 million after tax), was recorded relating to the reclassified debt securities. The increase in fair value of these securities during the three months ended January 31, 2010, of $50 million after tax, was recorded in other comprehensive income (three months ended January 31, 2009 - decrease of $65 million after tax). Had the Bank not reclassified these debt securities, the change in the fair value of these debt securities would have been included as part of trading income, the impact of which would have resulted in an increase of net income of $50 million after tax for the three months ended January 31, 2010 (three months ended January 31, 2009 - reduction of $65 million after tax). During the three months ended January 31, 2010, reclassified debt securities with a fair value of $467 million were sold or matured (three months ended January 31, 2009 - $148 million).

TD BANK FINANCIAL GROUP - FIRST QUARTER 2010 REPORT TO SHAREHOLDERS	Page 36

Unrealized Securities Gains and Losses
(millions of Canadian dollars)					As at
	Jan. 31, 2010				Oct. 31, 2009
	Cost/ amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal	$11,062	$11	$1	$11,072	$10,872	$9	$-	$10,881
Provinces	366	14	-	380	368	12	-	380
U.S. Federal, state, municipal governments, and agencies debt	6,762	98	37	6,823	6,676	102	47	6,731
Other OECD government guaranteed debt	10,904	150	17	11,037	10,712	125	21	10,816
Mortgage-backed securities
Residential	21,230	635	478	21,387	19,016	385	256	19,145
	50,324	908	533	50,699	47,644	633	324	47,953
Other debt securities
Asset-backed securities	16,119	449	43	16,525	12,010	104	54	12,060
Corporate and other debt	14,014	234	16	14,232	16,422	532	4	16,950
	30,133	683	59	30,757	28,432	636	58	29,010
Debt securities reclassified from trading1	5,273	335	90	5,518	5,787	299	123	5,963
Equity securities2
Preferred shares	434	65	26	473	370	49	30	389
Common shares	1,714	330	52	1,992	1,509	317	71	1,755
	2,148	395	78	2,465	1,879	366	101	2,144
Total available-for-sale securities	$87,878	$2,321	$760	$89,439	$83,742	$1,934	$606	$85,070
Held-to-maturity securities
Government and government-related securities
Canadian government debt
Federal	$205	$-	$-	$205	$399	$-	$-	$399
U.S. Federal, state, municipal governments, and agencies debt	834	2	-	836	1,358	34	-	1,392
Other OECD government guaranteed debt	7,694	223	7	7,910	7,267	187	1	7,453
	8,733	225	7	8,951	9,024	221	1	9,244
Other debt securities
Other issuers	647	12	-	659	638	15	-	653
	647	12	-	659	638	15	-	653
Total held-to-maturity securities	$9,380	$237	$7	$9,610	$9,662	$236	$1	$9,897
Total securities	$97,258	$2,558	$767	$99,049	$93,404	$2,170	$607	$94,967
1
Includes fair value of government and government-insured securities as at January 31, 2010 of $37 million (October 31, 2009 - $38 million) and other debt securities as at January 31, 2010 of $5,481 million (October 31, 2009 - $5,925 million).

2
As at January 31, 2010, equity securities in the available-for-sale portfolio with a carrying value of $2,266 million (October 31, 2009 - $2,242 million) do not have quoted market prices and are carried at cost. The fair value of these equity securities was $2,532 million (October 31, 2009 - $2,471 million) and is included in the table above.

Note 3: ALLOWANCE FOR CREDIT LOSSES AND LOANS PAST DUE BUT NOT IMPAIRED

The Bank maintains an allowance which it considers adequate to absorb all credit-related losses in a portfolio of instruments that are both on and off the Interim Consolidated Balance Sheet. The allowance for loan losses, which includes allowance for residential mortgages, consumer instalment and other personal, credit card, business and government loans, and debt securities classified as loans, is deducted from loans on the Interim Consolidated Balance Sheet. The allowance for credit losses for off-balance sheet instruments, which relates to certain guarantees, letters of credit, and undrawn lines of credit, is recorded in other liabilities. The following table summarizes the change in the Bank’s allowance for credit losses for the three months ended January 31, 2010, October 31, 2009, and January 31, 2009.

TD BANK FINANCIAL GROUP - FIRST QUARTER 2010 REPORT TO SHAREHOLDERS	Page 37

Allowance for Credit Losses
(millions of Canadian dollars)	As at
	Jan. 31, 2010			Oct. 31, 2009			Jan. 31, 20091
	Specific allowance	General allowance	Total	Specific allowance	General allowance	Total	Specific allowance	General allowance	Total
Allowance for credit losses at beginning of period	$558	$2,081	$2,639	$536	$1,996	$2,532	$352	$1,184	$1,536
Impact due to transition adjustment on adoption of financial instruments amendments	-	-	-	-	-	-	-	95	95
Provision for credit losses	457	60	517	417	104	521	362	268	630
Write-offs	(443)	-	(443)	(439)	-	(439)	(373)	-	(373)
Recoveries	33	-	33	32	-	32	24	-	24
Foreign exchange and other adjustments	1	(16)	(15)	12	(19)	(7)	21	49	70
Allowance for credit losses at end of period	$606	$2,125	$2,731	$558	$2,081	$2,639	$386	$1,596	$1,982
Consisting of:
Allowance for loan losses2	$606	$1,854	$2,460	$558	$1,810	$2,368	$386	$1,596	$1,982
Allowance for credit losses for off-balance sheet instruments2	-	271	271	-	271	271	-	-	-
Allowance for credit losses at end of period	$606	$2,125	$2,731	$558	$2,081	$2,639	$386	$1,596	$1,982
1	Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1.
2	Effective April 30, 2009, the allowance for credit losses for off-balance sheet instruments is recorded in other liabilities. Prior period balances have not been reclassified.

Loans Past Due but not Impaired
A loan is classified as past due when a borrower has failed to make a payment by the contractual due date, taking into account the grace period, if applicable. The grace period represents the additional time period beyond the contractual due date during which a borrower may make the payment without the loan being classified as past due. The grace period varies depending on the product type and the borrower. Debt securities classified as loans are considered to be contractually past due when actual cash flows are less than those cash flows estimated at acquisition. As at January 31, 2010, no debt securities classified as loans are contractually past due but not impaired.
The following table presents loans that are past due but not impaired, and generally, these amounts exclude loans that fall within the allowed grace period. Although U.S. Personal and Commercial Banking may grant a grace period of up to 15 days, there were $1.4 billion as at January 31, 2010 (October 31, 2009 - $1.4 billion), of U.S. Personal and Commercial Banking loans that were past due up to 15 days that are included in the 1-30 days category in the following table.

Loans Past Due but not Impaired
(millions of Canadian dollars)								As at
				Jan. 31, 2010				Oct. 31, 2009
	1-30 days	31-60 days	61-89 days	Total	1-30 days	31-60 days	61-89 days	Total
Residential mortgages	$886	$389	$68	$1,343	$861	$387	$67	$1,315
Consumer instalment and other personal1	4,845	691	168	5,704	3,600	627	163	4,390
Credit card	380	88	50	518	355	79	49	483
Business and government	1,919	309	301	2,529	2,248	517	200	2,965
Total	$8,030	$1,477	$587	$10,094	$7,064	$1,610	$479	$9,153
1  The 1-30 days increase in the loans past due but not impaired, as at January 31, 2010, was due to timing of month-end processing which fell on non-business days.

Note 4: FINANCIAL INSTRUMENTS DESIGNATED AS TRADING UNDER THE FAIR VALUE OPTION

Financial assets and financial liabilities, other than those classified as trading, may be designated as trading under the fair value option if fair values are reliably measurable, the asset or liability meets one or more of the criteria set out in Note 4 to the 2009 Annual Report, and the asset or liability is so designated by the Bank on initial recognition.
The total fair value of the securities designated as trading under the fair value option was $2,548 million as at January 31, 2010 (October 31, 2009 - $3,236 million). These securities are recorded in trading securities on the Interim Consolidated Balance Sheet.
The total fair value of the loans designated as trading under the fair value option was $156 million as at January 31, 2010 (October 31, 2009 - $210 million). These loans are recorded in business and government loans on the Interim Consolidated Balance Sheet.
During the three months ended January 31, 2010, income representing net changes in the fair value of financial assets designated as trading under the fair value option was $21 million (three months ended January 31, 2009 - $68 million). Income from financial instruments designated as trading under the fair value option is primarily offset by the changes in the fair value of derivatives used to economically hedge these assets and is recorded in other income on the Interim Consolidated Statement of Income.

TD BANK FINANCIAL GROUP - FIRST QUARTER 2010 REPORT TO SHAREHOLDERS	Page 38

Note 5: LOAN SECURITIZATIONS

The Bank retained the responsibility for servicing the assets securitized, in most cases. The following table summarizes the Bank’s securitization activity for the three months ended January 31.

Securitization Activity
(millions of Canadian dollars)						For the three months ended
	Jan. 31, 2010					Jan. 31, 2009
	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total
Gross proceeds	$2,562	$1,417	$-	$22	$4,001	$8,273	$1,079	$-	$-	$9,352
Retained interests	111	27	-	-	138	276	2	-	-	278
Cash flows received on retained interests	191	19	-	-	210	73	21	-	1	95

The following table summarizes the impact of securitizations on the Bank’s Interim Consolidated Statement of Income for the three months ended January 31.

Securitization Gain (Loss) and Income on Retained Interests
(millions of Canadian dollars)						For the three months ended
	Jan. 31, 2010					Jan. 31, 2009
	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total
Gain on sale	$55	$27	$-	$-	$82	$22	$2	$-	$-	$24
Income on retained interests1	43	7	-	-	50	28	5	-	-	33
Total	$98	$34	$-	$-	$132	$50	$7	$-	$-	$57
1	Income on retained interests excludes income arising from changes in fair values. Unrealized gains and losses on retained interests arising from changes in fair value are recorded in trading income.

The following table summarizes the key assumptions used to value the retained interests at the date of the securitization activities.

Key Assumptions
				2010				2009
	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans
Prepayment rate1	18.8%	4.7%	n/a	5.2%	18.6%	5.5%	n/a	5.2%
Excess spread2	1.4	1.5	n/a	2.0	1.0	0.4	n/a	1.0
Discount rate	3.4	3.4	n/a	6.1	3.2	3.9	n/a	8.1
Expected credit losses3	-	-	n/a	0.1	-	-	n/a	0.1
1	Represents monthly payment rate for secured personal and credit card loans and an annual prepayment rate for U.S. loans.
2	The excess spread for credit card loans reflects the net portfolio yield, which is interest earned less funding costs and losses.
3	There are no expected credit losses for residential mortgage loans as the loans are government guaranteed.

During the three months ended January 31, 2010, there were maturities of previously securitized loans and receivables of $1,682 million (three months ended January 31, 2009 - $1,079 million). Proceeds from new securitizations were $2,319 million for the three months ended January 31, 2010 (three months ended January 31, 2009 - $8,273 million).

Note 6: DERIVATIVES

Hedge Accounting

The following table summarizes hedge accounting results for the three months ended January 31.

Hedge Accounting Results
(millions of Canadian dollars)	For the three months ended
	Jan. 31 2010	Jan. 31 2009
Fair value hedges
Net gain (loss) arising from hedge ineffectiveness	$(4.3)	$17.1
Cash flow hedges
Net gain arising from hedge ineffectiveness	$1.1	$0.1

TD BANK FINANCIAL GROUP - FIRST QUARTER 2010 REPORT TO SHAREHOLDERS	Page 39

Portions of derivative gains (losses) that were excluded from the assessment of hedge effectiveness for fair value and cash flow hedging are recorded in other income on the Interim Consolidated Statement of Income. During the three months ended January 31, 2010, the amounts excluded from the assessment of hedge effectiveness were a loss of $29 million. For the three months ended January 31, 2009, these amounts were not significant.
During the three months ended January 31, 2010, there were no firm commitments that no longer qualified as hedges.
As at January 31, 2010, the Bank expects approximately $708 million in net gains that have previously been reported in other comprehensive income, to be reclassified to net income over the next twelve months. The maximum length of time over which the Bank is hedging its exposure to the variability in future cash flows from forecasted transactions is 30 years. During the three months ended January 31, 2010, there were no forecasted transactions in cash flow hedging relationships that failed to occur.

Note 7: FAIR VALUE OF FINANCIAL INSTRUMENTS

Certain financial instruments are carried on the Interim Consolidated Balance Sheet at their fair value. These financial instruments include securities and loans held in the trading portfolio, securities and loans designated as trading under the fair value option, securities classified as available-for-sale, derivative financial instruments, certain deposits classified as trading, and obligations related to securities sold short.

DETERMINATION OF FAIR VALUE

The fair value of a financial instrument on initial recognition is normally the transaction price, i.e. the fair value of the consideration given or received. In certain circumstances, however, the initial fair value may be based on other observable current market transactions involving the same instrument, without modification or repackaging, or is based on a valuation technique which includes market observable inputs and accordingly gives rise to an inception profit which is recognized into income upon initial recognition of the instrument. Inception profit is the difference between the fair value that is based on a valuation technique which includes market observable inputs, and the fair value at initial recognition represented by transaction price. When an instrument is measured using a valuation technique that significantly utilizes non-observable market inputs, it is initially valued at the transaction price, which is considered the best estimate of fair value.
Subsequent to initial recognition, the fair value of financial instruments measured at fair value that are quoted in active markets are based on bid prices for financial assets held and offer prices for financial liabilities. When there is no active market for the instrument, fair values are determined by using valuation techniques which utilize observable market inputs. These techniques include comparisons with similar instruments where market observable prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants. For certain financial instruments, fair values may be determined in whole or in part from valuation techniques using non-observable market inputs.
A number of factors such as bid-offer spread, credit profile, input parameters, and model uncertainty are taken into account, as appropriate, when values are calculated using valuation techniques.
If the fair value of a financial asset measured at fair value becomes negative, it is recorded as a financial liability until its fair value becomes positive, at which time it is recorded as a financial asset, or it is extinguished.
Management validates that the estimates of fair value are reasonable using a process of obtaining multiple quotes of external market prices and inputs, consistent application of valuation models over a period of time, and the controls and processes over the valuation process. The valuations are also validated by past experience and through the actual cash settlement of contracts.

Fair Value Hierarchy
CICA Handbook Section 3862 requires disclosure of a three-level hierarchy for fair value measurements based upon transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1: Fair value is based on quoted market prices in active markets for identical assets or liabilities. Level 1 assets and liabilities generally include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain Canadian and U.S. Treasury bills and other Canadian and U.S. Government and agency mortgage-backed securities that are highly liquid and are actively traded in over-the-counter (OTC) markets.

Level 2: Fair value is based on observable inputs other than Level 1 prices, such as quoted market prices for similar (but not identical) assets or liabilities in active markets, quoted market prices for identical assets or liabilities in markets that are not active, and other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using valuation techniques with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes Canadian and U.S. Government securities, Canadian and U.S. agency mortgage-backed debt securities, corporate debt securities, certain derivative contracts, and certain trading deposits.

Level 3: Fair value is based on non-observable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Financial instruments classified within Level 3 of the fair value hierarchy are initially fair valued at their transaction price, which is considered the best estimate of fair value. After initial measurement, the fair value of Level 3 assets and liabilities is determined using valuation models, discounted cash flow methodologies, or similar techniques. This category generally includes retained interests and certain derivative contracts.

TD BANK FINANCIAL GROUP - FIRST QUARTER 2010 REPORT TO SHAREHOLDERS	Page 40

The following tables present the level within the fair value hierarchy for each of the financial assets and liabilities measured at fair value, as at January 31, 2010 and October 31, 2009.

Financial Assets and Liabilities Measured at Fair Value by Fair Value Hierarchy
(millions of Canadian dollars)	As at
	Jan. 31, 2010
	Level 1	Level 2	Level 3	Total fair value
FINANCIAL ASSETS
Trading securities1
Government and government-related securities
Canadian government debt
Federal	$2,775	$5,816	$1	$8,592
Provinces	-	1,975	20	1,995
U.S. Federal, state, municipal governments, and agencies debt	1,019	6,269	37	7,325
Other OECD government guaranteed debt	-	1,912	-	1,912
Mortgage-backed securities
Residential	-	1,298	-	1,298
Other debt securities
Canadian issuers	13	2,513	72	2,598
Other issuers	-	5,898	290	6,188
Equity securities
Preferred shares	39	-	-	39
Common shares	21,189	864	2	22,055
Retained interests	-	-	1,377	1,377
Total trading securities	$25,035	$26,545	$1,799	$53,379
Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal	$10,869	$203	$-	$11,072
Provinces	-	380	-	380
U.S. Federal, state, municipal governments, and agencies debt	-	6,233	-	6,233
Other OECD government guaranteed debt	10	11,021	-	11,031
Mortgage-backed securities
Residential	-	21,387	-	21,387
Other debt securities
Asset-backed securities	-	16,525	-	16,525
Corporate and other debt	131	14,067	4	14,202
Equity securities
Preferred shares	122	-	-	122
Common shares	114	323	-	437
Debt securities reclassified from trading2	-	5,364	154	5,518
Total available-for-sale securities	$11,246	$75,503	$158	$86,907
Loans1	$-	$258	$24	$282
Derivatives	562	44,787	1,078	46,427

FINANCIAL LIABILITIES
Trading deposits	$-	$31,623	$982	$32,605
Obligations related to securities sold short	6,855	12,342	5	19,202
Derivatives	490	43,762	1,351	45,603
1	Trading securities and loans also include securities and loans, respectively designated as trading under the fair value option.
2	Includes fair value of government and government-insured securities as at January 31, 2010 of $127 million and other debt securities as at January 31, 2010 of $5,391 million.

There were no significant transfers between Level 1 and Level 2 during the three months ended January 31, 2010.

TD BANK FINANCIAL GROUP - FIRST QUARTER 2010 REPORT TO SHAREHOLDERS	Page 41

Financial Assets and Liabilities Measured at Fair Value by Fair Value Hierarchy
(millions of Canadian dollars)	As at
	Oct. 31, 2009
	Level 1	Level 2	Level 3	Total fair value
FINANCIAL ASSETS
Trading securities1
Government and government-related securities
Canadian government debt
Federal	$4,426	$5,580	$15	$10,021
Provinces	-	2,605	4	2,609
U.S. Federal, state, municipal governments, and agencies debt	542	4,509	39	5,090
Other OECD government guaranteed debt	-	2,010	4	2,014
Mortgage-backed securities
Residential	-	1,289	-	1,289
Other debt securities
Canadian issuers	34	2,439	48	2,521
Other issuers	-	6,498	312	6,810
Equity securities
Preferred shares	33	-	-	33
Common shares	21,818	775	1	22,594
Retained interests	-	-	1,339	1,339
Total trading securities	$26,853	$25,705	$1,762	$54,320
Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal	$10,679	$202	$-	$10,881
Provinces	-	380	-	380
U.S. Federal, state, municipal governments, and agencies debt	6	6,166	-	6,172
Other OECD government guaranteed debt	447	10,363	-	10,810
Mortgage-backed securities
Residential	-	19,145	-	19,145
Other debt securities
Asset-backed securities	97	11,963	-	12,060
Corporate and other debt	1,045	15,875	-	16,920
Equity securities
Preferred shares	111	-	-	111
Common shares	89	68	-	157
Debt securities reclassified from trading2	-	5,795	168	5,963
Total available-for-sale securities	$12,474	$69,957	$168	$82,599
Loans1	$-	$328	$22	$350
Derivatives	895	47,399	1,151	49,445

FINANCIAL LIABILITIES
Trading deposits	$-	$34,479	$940	$35,419
Obligations related to securities sold short	6,741	10,892	8	17,641
Derivatives	885	45,585	1,682	48,152
1	Trading securities and loans also include securities and loans, respectively designated as trading under the fair value option.
2	Includes fair value of government and government-insured securities as at October 31, 2009 of $38 million and other debt securities as at October 31, 2009 of $5,925 million.

There were no significant transfers between Level 1 and Level 2 during the year ended October 31, 2009.

TD BANK FINANCIAL GROUP - FIRST QUARTER 2010 REPORT TO SHAREHOLDERS	Page 42

The following table presents reconciliation for all assets and liabilities measured at fair value using significant non-observable inputs (level 3) for the three months ended January 31, 2010.

Level 3 Reconciliation for Financial Assets and Liabilities Measured at Fair Value
(millions of Canadian dollars)	Total realized and unrealized gains (losses)			Movements						Change in unrealized gains (losses) on instruments still held4
							Transfers3
	Fair value as at Nov. 1, 2009	Included in income1	Included in OCI	Purchases	Issuances	Other2	Into Level 3	Out of Level 3	Fair value as at Jan. 31, 2010
FINANCIAL ASSETS
Trading securities
Government and government-related securities
Canadian government debt
Federal	$15	$-	$-	$-	$-	$ (14)	$-	$-	$1	$-
Provinces	4	-	-	6	-	(1)	11	-	20	-
U.S. Federal, state, municipal governments, and agencies debt	39	1	-	-	-	(3)	-	-	37	-
Other OECD government guaranteed debt	4	1	-	4	-	-	-	(9)	-	-
Other debt securities
Canadian issuers	48	(1)	-	2	-	(37)	60	-	72	(1)
Other issuers	312	10	-	200	-	(160)	54	(126)	290	1
Equity securities
Common shares	1	-	-	1	-	-	-	-	2	-
Retained interests	1,339	100	-	-	140	(202)	-	-	1,377	81
Total trading securities	$1,762	$111	$-	$213	$140	$(417)	$125	$(135)	$1,799	$81
Available-for-sale securities
Government and government-related securities
Corporate and other U.S. Federal, state, municipal governments, and agencies debt	$-	$-	$-	$-	$-	$-	$4	$-	$4	$-
Debt securities reclassified from trading	168	2	(12)	-	-	(4)	-	-	154	(12)
Total available-for-sale securities	$168	$2	$(12)	$-	$-	$(4)	$4	$-	$158	$(12)

Loans5	$22	$5	$-	$3	$-	$(6)	$-	$-	$24	$4

FINANCIAL LIABILITIES
Trading deposits	$940	$20	$-	$-	$85	$(63)	$-	$-	$982	$43
Obligations related to securities sold short	8	-	-	(7)	-	-	4	-	5	-
Derivatives6	531	(77)	-	(26)	62	(217)	-	-	273	(5)
1
Gains (losses) on financial assets and liabilities included in income are recorded in net securities gains (losses), trading income (loss), and other income on the Interim Consolidated Statement of Income.

2	Consists of sales and settlements.
3	The Bank recognizes transfers in and transfers out as of the end of the interim period in which the transfer occurs.
4	Changes in unrealized gains (losses) for available-for-sale securities are recorded in accumulated other comprehensive income.
5	Includes trading loans.
6
The opening and ending balances of derivative assets and derivative liabilities, along with the total realized and unrealized gains (losses), movements and transfers, have been netted on this table for presentation purposes only.

Significant transfers into and out of Level 3 reflected in the table above, occurred mainly due to the following reasons:
•	Transfers from Level 3 to Level 2 occur when techniques used for valuing the instrument incorporate significant observable market inputs or broker-dealer quotes which were previously not observable.
•
Transfers from Level 2 to Level 3 occur when an instrument which was previously determined using valuation techniques with significant observable market inputs is now determined using valuation techniques with significant non-observable market inputs.

TD BANK FINANCIAL GROUP - FIRST QUARTER 2010 REPORT TO SHAREHOLDERS	Page 43

Note 8: CAPITAL TRUST SECURITIES

On December 31, 2009, TD Capital Trust (Trust), a subsidiary of the Bank, redeemed all its 900,000 outstanding Capital Trust Securities - Series 2009 (TD CaTS) at a redemption price per unit of $1,000 plus any unpaid distribution. The TD CaTS qualified as Tier 1 capital of the Bank.

The following table summarizes the Capital Trust Securities as at January 31, 2010 and October 31, 2009, issued by the Trust, TD Capital Trust II (Trust II), TD Capital Trust III (Trust III) and TD Capital Trust IV (Trust IV).

Capital Trust Securities
(millions of Canadian dollars, except as noted)							As at
				Redemption date	Conversion date	Jan. 31 2010	Oct. 31 2009
	Thousands	Distribution/Interest payment dates	Annual yield	At the option of the issuer	At the option of the holder
	of units
Included in liability for capital trust securities on the Interim Consolidated Balance Sheet
Capital Trust Securities – Series 2009	900	June 30, Dec. 31	7.60%	June 30, 20051	June 30, 20102	$–	$895

Included in non-controlling interests in subsidiaries on the Interim Consolidated Balance Sheet
TD Capital Trust III Securities – Series 2008	1,000	June 30, Dec. 31	7.243%	Dec. 31, 20131		$987	$981

Deposit notes issued to Trust II and Trust IV, included in deposits on the Interim Consolidated Balance Sheet3
TD Capital Trust II Securities – Series 2012-1	350	June 30, Dec. 31	6.792%	Dec. 31, 20071	At any time4	$350	$350
TD Capital Trust IV Notes – Series 1	550	June 30, Dec. 31	9.523%5	June 30, 20146		550	550
TD Capital Trust IV Notes – Series 2	450	June 30, Dec. 31	10.00%7	June 30, 20146		450	450
TD Capital Trust IV Notes – Series 3	750	June 30, Dec. 31	6.631%8	Dec. 31, 20146		750	750
	2,100					$2,100	$2,100
1
On the redemption date and on any distribution date thereafter, the Trust may, with Office of the Superintendent of Financial Institutions Canada (OSFI) approval, redeem TD CaTS, TD CaTS II, or TD CaTS III, respectively, in whole, without the consent of the holders.

2
On the conversion date and on any distribution date thereafter, holders may exchange each TD CaTS for one non-cumulative Class A First Preferred Share (Series A1 Share) of the Bank. The Series A1 Shares are convertible into a variable number of the Bank’s common shares at the holder’s option.

3	TD CaTS II and TD CaTS IV Notes are not consolidated by the Bank. The deposit notes issued to Trust II and Trust IV are reported in Deposits on the Interim Consolidated Balance Sheet.
4
Holders may exchange each TD CaTS II for forty non-cumulative Class A First Preferred Shares, Series A2 (Series A2 Shares) of the Bank. The Series A2 Shares are convertible into a variable number of the Bank’s common shares at the holder’s option.

5
For the period from and including January 26, 2009 to but excluding June 30, 2019. Starting on June 30, 2019 and on every fifth anniversary thereafter, the interest rate will be reset to the Government of Canada yield plus 10.125%.

6
On or after the redemption date, the Trust may, with OSFI approval redeem the TD CaTS IV Notes - Series 1, TD CaTS IV Notes - Series 2 or TD CaTS IV Notes - Series 3, respectively, in whole, without the consent of the holders.

7
For the period from and including January 26, 2009 to but excluding June 30, 2039. Starting on June 30, 2039 and on every fifth anniversary thereafter, the interest rate will be reset to the Government of Canada yield plus 9.735%.

8
For the period from and including September 15, 2009 to but excluding June 30, 2021. Starting on June 30, 2021 and on every fifth anniversary thereafter, the interest rate will be reset to the Government of Canada yield plus 4.00%.

TD BANK FINANCIAL GROUP - FIRST QUARTER 2010 REPORT TO SHAREHOLDERS	Page 44

Note 9: SHARE CAPITAL

Shares Issued and Outstanding
(millions of shares and millions of Canadian dollars)			As at
	Jan. 31, 2010		Oct. 31, 2009
	Number of shares	Amount	Number of shares	Amount
Common Shares
Balance at beginning of period	858.8	$15,357	810.1	$13,241
Proceeds from shares issued on exercise of stock options	1.3	74	4.6	247
Shares issued as a result of dividend reinvestment plan	2.0	126	8.8	451
Proceeds from issuance of new shares	-	-	34.9	1,381
Impact of shares sold (acquired) for trading purposes1	(0.1)	(9)	0.4	37
Balance at end of period - common shares	862.0	$15,548	858.8	$15,357
Class A Preferred Shares
Series O	17.0	$425	17.0	$425
Series P	10.0	250	10.0	250
Series Q	8.0	200	8.0	200
Series R	10.0	250	10.0	250
Series S	10.0	250	10.0	250
Series Y	10.0	250	10.0	250
Series AA	10.0	250	10.0	250
Series AC	8.8	220	8.8	220
Series AE	12.0	300	12.0	300
Series AG	15.0	375	15.0	375
Series AI	11.0	275	11.0	275
Series AK	14.0	350	14.0	350
Impact of shares sold (acquired) for trading purposes1	(0.1)	(2)	-	-
Balance at end of period - preferred shares	135.7	$3,393	135.8	$3,395
1  Sold or purchased by subsidiaries of the Bank which are regulated securities entities in accordance with Regulation 92-313 under the Bank Act.

Note 10: REGULATORY CAPITAL

The Bank manages its capital under guidelines established by the Office of the Superintendent of Financial Institutions Canada (OSFI). The regulatory capital guidelines measure capital in relation to credit, market, and operational risks. The Bank has various capital policies, procedures, and controls which it utilizes to achieve its goals and objectives.
During the three months ended January 31, 2010, the Bank complied with the OSFI guideline related to capital ratios and the assets-to-capital multiple. This guideline is based on the “International Convergence of Capital Measurement and Capital Standards - A Revised Framework” (Basel II) issued by the Basel Committee on Banking Supervision.

The following table summarizes the Bank’s regulatory capital position as at January 31, 2010 and October 31, 2009.

Regulatory Capital Position
(millions of Canadian dollars, except as noted)		As at
	Jan. 31, 2010	Oct. 31, 2009
Tier 1 capital	$21,963	$21,407
Tier 1 capital ratio1	11.5%	11.3%
Total capital2	$28,177	$28,338
Total capital ratio3	14.8%	14.9%
Assets-to-capital multiple4	17.6	17.1
1  Tier 1 capital ratio is calculated as Tier 1 capital divided by risk-weighted assets (RWA).
2  Total capital includes Tier 1 and Tier 2 capital.
3  Total capital ratio is calculated as Total capital divided by RWA.
4  The assets-to-capital multiple is calculated as total assets plus off-balance sheet credit instruments, such as certain letters of credit and guarantees, less investments in associated corporations, goodwill and net intangibles, divided by Total adjusted capital.

OSFI's target Tier 1 and Total capital ratios for Canadian banks are 7% and 10%, respectively.

TD BANK FINANCIAL GROUP - FIRST QUARTER 2010 REPORT TO SHAREHOLDERS	Page 45

Note 11: ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table summarizes the Bank’s accumulated other comprehensive income (loss), net of income taxes, as at January 31, 2010 and October 31, 2009.

Accumulated Other Comprehensive Income (Loss), Net of Income Taxes
(millions of Canadian dollars)		As at
	Jan. 31, 2010	Oct. 31, 20091
Net unrealized gain on available-for-sale securities, net of cash flow hedges	$852	$739
Net unrealized foreign currency translation loss on investments in subsidiaries, net of hedging activities	(1,861)	(1,539)
Net gain on derivatives designated as cash flow hedges	1,876	1,815
Accumulated other comprehensive income as at end of period	$867	$1,015
1
This includes the impact of reporting-period alignment of U.S. entities, as explained in Note 1 to the 2009 Annual Report, and consists of the following: unrealized gains on available-for-sale securities, net of hedging activities - $199 million; unrealized foreign currency translation gains on investments in subsidiaries, net of hedging activities - $166 million; and losses on derivatives designated as cash flow hedges - $36 million.

Note 12: STOCK-BASED COMPENSATION

For the three months ended January 31, 2010, the Bank recognized compensation expense in the Interim Consolidated Statement of Income of $7 million (three months ended January 31, 2009 - $6 million) for the stock option awards granted.
During the three months ended January 31, 2010, 1.7 million (three months ended January 31, 2009 - 3.3 million) options were granted by the Bank with a weighted-average fair value of $14.09 per option (three months ended January 31, 2009 - $7.76 per option).
The fair value of options granted was estimated at the date of grant using a binomial tree-based valuation model. The following table summarizes the assumptions used for estimating fair value of options for the three months ended January 31.

Assumptions Used for Estimating Fair Value of Options
	For the three months ended
	Jan. 31 2010	Jan. 31 2009
Risk-free interest rate	2.7%	2.2%
Expected option life	6.2 years	5.5 years
Expected volatility	26.6%	23.8%
Expected dividend yield	3.24%	2.98%

Note 13: EMPLOYEE FUTURE BENEFITS

The following tables summarize expenses for the Bank’s pension plans and principal non-pension post-retirement benefit plan for the three months ended January 31.

Principal Pension Plans Expense
(millions of Canadian dollars)	For the three months ended
	Jan. 31 2010	Jan. 31 2009
Elements of pension plan expense before adjustments to recognize the long-term nature of the cost:
Service cost - benefits earned	$25	$20
Interest cost on projected benefit obligation	39	36
Actual return on plan assets	(86)	327
Adjustments to recognize the long-term nature of plan cost:
Difference between costs arising in the period and costs recognized in the period in respect of:
Return on plan assets1	44	(364)
Actuarial losses2	7	3
Plan amendments3	2	5
Total	$31	$27
1
For the three months ended January 31, 2010, includes expected return on plan assets of $42 million (three months ended January 31, 2009 - $37 million) less actual return on plan assets of $86 million (three months ended January 31, 2009 - $(327) million).

2
For the three months ended January 31, 2010, includes loss recognized of $7 million (three months ended January 31, 2009 - $3 million) less actuarial losses on projected benefit obligation of nil (three months ended January 31, 2009 - nil).

3
For the three months ended January 31, 2010, includes amortization of costs for plan amendments of $2 million (three months ended January 31, 2009 - $5 million) less actual cost amendments of nil (three months ended January 31, 2009 - nil).

TD BANK FINANCIAL GROUP - FIRST QUARTER 2010 REPORT TO SHAREHOLDERS	Page 46

Other Pension Plans Expense
(millions of Canadian dollars)	For the three months ended
	Jan. 31 2010	Jan. 31 2009
CT defined benefit pension plan	$2	$1
TD Banknorth defined benefit retirement plan1	(1)	(3)
Supplemental employee retirement plans	8	9
Total	$9	$7
1	TD Banknorth Defined Benefit Pension Plan was frozen as of December 31, 2008, and no service credits can be earned after that date.

Principal Non-Pension Post-Retirement Benefit Plan Expense
(millions of Canadian dollars)	For the three months ended
	Jan. 31 2010	Jan. 31 2009
Elements of non-pension plan expense before adjustments to recognize the long-term nature of the cost:
Service cost - benefits earned	$2	$2
Interest cost on projected benefit obligation	6	5
Adjustments to recognize the long-term nature of plan cost:
Difference between costs arising in the period and costs recognized in the period in respect of:
Plan amendments1	(1)	(1)
Total	$7	$6
1
For the three months ended January 31, 2010, includes amortization of plan amendments of $(1) million (three months ended January 31, 2009 - $(1) million) less actual plan amendments of nil (three months ended January 31, 2009 - nil).

Cash Flows
The following table summarizes the Bank’s contributions to its pension plans and principal non-pension post-retirement benefit plan during the three months ended January 31.

Plan Contributions
(millions of Canadian dollars)	For the three months ended
	Jan. 31 2010	Jan. 31 2009
Principal pension plans	$38	$21
Supplemental employee retirement plans	3	3
Principal non-pension post-retirement benefit plan	2	2
Total	$43	$26

As at January 31, 2010, the Bank expects to contribute an additional $125 million to its principal pension plans, nil to its CT defined benefit pension plan, nil to its TD Banknorth defined benefit retirement plan, $8 million to its supplemental employee retirement plans and $7 million to its principal non-pension post-retirement benefit plan by the end of the year. However, future contribution amounts may change upon the Bank’s review of the current contribution levels during the year.

TD BANK FINANCIAL GROUP - FIRST QUARTER 2010 REPORT TO SHAREHOLDERS	Page 47

Note 14: RESTRUCTURING AND INTEGRATION CHARGES

As a result of the acquisition of Commerce and related restructuring and integration initiatives, the Bank incurred integration charges of $54 million during the three months ended January 31, 2010. Integration charges consisted of costs related to resources dedicated to the integration, employee retention costs, external professional consulting charges, marketing costs (including customer communication and rebranding) and integration-related travel costs. In the Interim Consolidated Statement of Income, the integration charges are included in non-interest expenses.
During the three months ended January 31, 2010, the Bank incurred $17 million of restructuring charges. Restructuring charges consisted of employee severance costs, the costs of amending certain executive employment and award agreements, contract termination fees, and the write-down of long-lived assets due to impairment. In the Interim Consolidated Statement of Income, the restructuring charges are included in restructuring costs. As at January 31 2010, the remaining balance of the restructuring liability related to the acquisition of Commerce was $29 million. The following table presents restructuring and integration charges included in the Interim Consolidated Statement of Income during the three months ended January 31.

Commerce Restructuring and Integration Charges
(millions of Canadian dollars)	For the three months ended
	Jan. 31 2010	Jan. 31 2009
Restructuring costs	$17	$27
Integration charges	54	79

Note 15: EARNINGS PER SHARE

The following table presents the Bank’s basic and diluted earnings per share for the three months ended January 31.

Basic and Diluted Earnings per Share
(millions of Canadian dollars, except as noted)	For the three months ended
	Jan. 31 2010	Jan. 31 20091
Basic earnings per share
Net income available to common shareholders	$1,248	$624
Average number of common shares outstanding (millions)	859.3	832.6
Basic earnings per share (Canadian dollars)	$1.45	$0.75

Diluted earnings per share
Net income available to common shareholders	$1,248	$624
Average number of common shares outstanding (millions)	859.3	832.6
Stock options potentially exercisable as determined under the treasury stock method (millions)	4.9	1.6
Average number of common shares outstanding - diluted (millions)	864.2	834.2
Diluted earnings per share2 (Canadian dollars)	$1.44	$0.75
1	Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1.
2
For the three months ended January 31, 2010, the computation of diluted earnings per share excluded weighted-average options outstanding of 7.0 million with a weighted-average exercise price of $70.15 as the option price was greater than the average market price of the Bank’s common shares. For the three months ended January 31, 2009, the computation of diluted earnings per share excluded weighted-average options outstanding of 17.1 million with a weighted-average exercise price of $66.72 as the option price was greater than the average market price of the Bank’s common shares.

TD BANK FINANCIAL GROUP - FIRST QUARTER 2010 REPORT TO SHAREHOLDERS	Page 48

Note 16: SEGMENTED INFORMATION

For management reporting purposes, the Bank’s operations and activities are organized around four key business segments: Canadian Personal and Commercial Banking, Wealth Management, including TD Ameritrade, U.S. Personal and Commercial Banking including TD Bank, America’s Most Convenient Bank, and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment. The following table presents results for these segments for the three months ended January 31.

Results by Business Segment
(millions of Canadian dollars)						For the three months ended
	Canadian Personal and Commercial Banking		Wealth Management		U.S. Personal and Commercial Banking		Wholesale Banking		Corporate		Total
	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31
	2010	2009	2010	2009	2010	20091	2010	2009	2010	20091	2010	2009
Net interest income	$1,744	$1,494	$66	$75	$829	$892	$513	$720	$(303)	$(453)	$2,849	$2,728
Non-interest income	795	798	524	453	315	302	400	119	154	(250)	2,188	1,422
Total revenue	2,539	2,292	590	528	1,144	1,194	913	839	(149)	(703)	5,037	4,150
Provision for (reversal of) credit losses	315	266	-	-	201	232	8	66	(7)	66	517	630
Non-interest expenses	1,194	1,186	446	419	746	801	376	388	219	226	2,981	3,020
Income (loss) before income taxes	1,030	840	144	109	197	161	529	385	(361)	(995)	1,539	500
Provision for (recovery of) income taxes	310	256	43	34	16	(20)	157	120	(256)	(482)	270	(92)
Non-controlling interests in subsidiaries, net of income taxes	-	-	-	-	-	-	-	-	27	28	27	28
Equity in net income of an associated company, net of income taxes	-	-	43	77	-	-	-	-	12	12	55	89
Net income (loss)	$720	$584	$144	$152	$181	$181	$372	$265	$(120)	$(529)	$1,297	$653
Total assets (billions of Canadian dollars)
Balance sheet	$187.3	$168.6	$19.7	$17.1	$162.4	$149.3	$165.8	$213.6	$32.3	$37.8	$567.5	$586.4
Securitized	59.0	49.8	-	-	-	-	4.0	3.4	(15.8)	(13.9)	47.2	39.3
1   Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1.

Note 17: RISK MANAGEMENT

The risk management policies and procedures of the Bank are provided in the MD&A. The shaded sections of the Managing Risk section of the MD&A, relating to market and liquidity risks are an integral part of the Interim Consolidated Financial Statements. For a complete discussion of our risk management policies and procedures refer to the shaded sections of the Managing Risk section of the MD&A in the Bank’s 2009 Annual Report.

TD BANK FINANCIAL GROUP - FIRST QUARTER 2010 REPORT TO SHAREHOLDERS	Page 49

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)
Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, to eliminate duplicate mailings of shareholder materials, or to stop (and resume) receiving Annual and Quarterly Reports.

Transfer Agent:
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario  M5C 2W9
416-643-5500
or toll-free at 1-800-387-0825
inquiries@cibcmellon.com or www.cibcmellon.com

Hold your TD shares through the Direct Registration System in the United States
Missing dividends, lost share certificates, estate questions, address changes to the share register, to eliminate duplicate mailings of shareholder materials, or to stop (and resume) receiving Annual and Quarterly Reports.

Co-Transfer Agent and Registrar:
BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, Pennsylvania 15252-8015
or
480 Washington Boulevard
Jersey City, New Jersey 07310
1-866-233-4836
TDD for hearing impaired: 1-800-231-5469
Foreign shareholders: 201-680-6578
TDD foreign shareholders: 201-680-6610
www.bnymellon.com/shareowner/isd

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com. Please note that by leaving us an e-mail or voicemail message you are providing your consent for us to forward your inquiry to the appropriate party for response.

General Information
Contact Corporate & Public Affairs:
416-982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week:
1-866-567-8888
French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698
Telephone device for the deaf: 1-800-361-1180

Internet website: http://www.td.com
Internet e-mail: customer.service@td.com

Quarterly Earnings Conference Call
TD Bank Financial Group will host an earnings conference call in Toronto, Ontario on March 4, 2010. The call will be webcast live via TDBFG's website at 3 p.m. ET. The call and webcast will feature presentations by TDBFG executives on the Bank's financial results for the first quarter, followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TDBFG website at www.td.com/investor/qr_2010.jsp on March 4, 2010, before 12 p.m. ET. A listen-only telephone line is available at 416-644-3416 or 1-877-974-0445 (toll free).

The webcast and presentations will be archived at www.td.com/investor/qr_2010.jsp. Replay of the teleconference will be available from
6 p.m. ET on March 4, 2010, until April 4, 2010, by calling 416-640-1917 or 1-877-289-8525 (toll free). The passcode is 4206892#.

Annual Meeting
Thursday, March 25, 2010
9:30 a.m. (EDT)
Fairmont Le Château Frontenac
Québec, Québec